SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER


                      PURSUANT TO RULE 13a-16 or 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934


                     Report on Form 6-K dated March 10, 2004

                           Commission File No. 1-14838

                             ----------------------

                                     Rhodia
                              (Name of Registrant)

                           26, quai Alphonse Le Gallo
                           92512 Boulougne-Billancourt
                                     France
                    (Address of Principal Executive Offices)


             Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                          Form 20-F: |X| Form 40-F: |_|

           Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

                                Yes: |_| No: |X|

           Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

                                Yes: |_| No: |X|

   Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the
     Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                Yes: |_| No: |X|

       If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- __________


Enclosure:  English language of Rhodia's consolidated financial statements as filed with the French Autorite des Marches Financiers on March 8, 2004.

                                  RHODIA GROUP
                           CONSOLIDATED BALANCE SHEETS
                                  December 31,
                             (In millions of (euro))

                                                   Note    2003   2002     2001
                                                   ----    ----   ----     ----
Assets
Goodwill..........................................   5      437  1,186    1,354
Other intangible assets...........................   6      132    177      206
Tangible assets...................................   7    2,526  2,743    3,561
Investments and other assets:
  Deposits and long-term receivables..............          170    120       98
  Investments accounted for by the equity
    method........................................   8      123    172      238
  Investments at cost.............................   9       54     67       75
  Other assets....................................  10      526    571      353
                                                          -----  -----    -----
Total long-term assets............................        3,968  5,036    5,885
                                                          -----  -----    -----
Inventories.......................................  11      726    835    1,044
Accounts receivable...............................  12      311    378      524
Other current assets..............................  13      758    917      916
Marketable securities.............................  16      253    108      180
Cash and cash equivalents.........................          513    143      233
                                                          -----  -----    -----
Total current assets..............................        2,561  2,381    2,897
                                                          -----  -----    -----
Total Assets......................................        6,529  7,417    8,782
                                                          =====  =====    =====


         The accompanying notes are an integral part of the Consolidated
                             Financial Statements.




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



                                  RHODIA GROUP
                           CONSOLIDATED BALANCE SHEETS
                                  December 31,
                             (In millions of (euro))

                                                   Note    2003    2002    2001
                                                   ----    ----    ----    ----
Liabilities and Stockholders' Equity
Common stock; par value(euro)1 in 2003 and 2002,
  (euro)15 in 2001; 179,309,188 shares issued in
  2003, 2002 and 2001...............................         179    179  2,690
Additional paid-in capital..........................       2,513  2,514      3
Retained earnings/(deficit).........................     (1,841)  (418)  (374)
Cumulative translation adjustment...................       (599)  (440)   (52)
                                                         -------  -----  -----
Total stockholders' equity.......................... 17      252  1,835  2,267
Minority interests.................................. 18       23     23     84
                                                         -------  -----  -----
Total stockholders' equity and minority interests...         275  1,858  2,351
Commitments and contingencies                        25
Reserves for pensions, deferred income taxes and
  other costs in excess of one year................. 19      945    963  1,008
Other long-term liabilities.........................          70    141    149
Long-term debt...................................... 20    1,886  1,739  1,949
Short-term borrowings and current portion
  of long-term debt................................. 20    1,447    645  1,036
Accounts payable....................................         784    948    885
Short-term reserves for pensions, deferred
  income taxes and other costs...................... 19      311    301    474
Other current liabilities........................... 21      811    822    930
                                                         -------  -----  -----
Total current liabilities...........................       3,353  2,716  3,325
                                                         -------  -----  -----
Total Liabilities and Stockholders' Equity..........       6,529  7,417  8,782
                                                         =======  =====  =====


         The accompanying notes are an integral part of the Consolidated
                              Financial Statements.




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



                                  RHODIA GROUP
                      CONSOLIDATED STATEMENTS OF OPERATIONS
                            Years ended December 31,
                             (In millions of (euro))

                                                Note      2003          2002          2001
                                                ----      ----          ----          ----

Net sales......................................           5,453         6,617         7,279
Production costs and expenses..................          (4,218)       (4,844)       (5,541)
Administrative and selling expenses............            (612)         (749)         (745)
Research and development expenses..............  27        (187)         (201)         (197)
Depreciation and amortization..................            (524)         (447)         (542)
Restructuring and environmental costs..........             (71)          (25)         (163)
                                                     -----------     ---------   -----------
Operating income/(loss)........................            (159)           351           91
Financial expense--net.......................... 22        (250)         (123)         (186)
Other income/(expense)--net..................... 23         (98)          (72)         (108)
                                                     -----------     ---------   -----------
Income/(loss) of consolidated subsidiaries
  before income taxes..........................            (507)          156          (203)
Income taxes...................................  24        (142)          (66)           86
                                                     -----------     ---------   -----------
Income/(loss) of consolidated subsidiaries.....            (649)           90          (117)
Equity in earnings/(losses) of affiliated
  companies....................................             (95)          (38)          (16)
Amortization of goodwill.......................            (602)          (47)          (75)
                                                     -----------     ---------   -----------
Income/(loss) before minority interests........          (1,346)            5          (208)
Minority interests.............................              (5)           (9)           (5)
                                                     -----------     ---------   -----------
Net income/(loss)..............................          (1,351)           (4)         (213)


Earnings/(loss) per share (in (euro))
o Basic........................................           (7.53)        (0.02)        (1.19)
Average shares outstanding.....................      179,309,188   178,765,518   179,103,640
                                                     -----------     ---------   -----------
o Diluted......................................           (7.53)        (0.02)        (1.19)
Average shares after dilution..................      179,309,188   178,765,518   179,103,640
                                                     -----------     ---------   -----------

         The accompanying notes are an integral part of the Consolidated
                             Financial Statements.

                                  RHODIA GROUP
                 CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
                            Years ended December 31,
                             (In millions of (euro))


                                                       Additional     Retained                 Cumulative          Total
                                          Common        paid-in       earnings/     Net        translation     Stockholders'
                                          stock         capital       (deficit)    income/      adjustment         Equity
                                          (note 17a)   (note 17a)     (note 17c)   (loss)       (note 17d)        (note 17)

Balance, December 31, 2000..............    2,690             3           (290)       216           (26)           2,593
                                          =======       =======       =========   ========      ========         =======
Allocation to retained earnings.........                                   216       (216)                            --
Dividends paid..........................                                   (85)                                      (85)
Net loss................................                                             (213)                          (213)
Translation.............................                                    (2)                     (26)             (28)
                                          -------       -------       ---------   --------      --------         --------
Balance, December 31, 2001..............    2,690             3           (161)      (213)          (52)           2,267
                                          =======       =======       =========   ========      ========         =======
Allocation to retained earnings.........                                  (213)       213                             --
Dividends paid..........................                                   (21)                                      (21)
Net loss................................                                               (4)                            (4)
Reclassification........................       (1)            1                                                       --
Treasury stock transactions.............                                   (10)                                      (10)
Translation.............................                                    (9)                    (388)            (397)
Reduction in par value of common stock
  from(euro)15 to(euro)1................   (2,510)        2,510                                                       --
                                          -------       -------       ---------   --------      --------         --------
Balance, December 31, 2002..............      179         2,514           (414)        (4)         (440)           1,835
                                          =======       =======       =========   ========      ========         =======
Allocation to retained earnings.........                     (1)            (3)         4                             --
Dividends paid..........................                                   (22)                                      (22)
Net loss................................                                           (1,351)                        (1,351)
Change in accounting principles (1).....                                   (48)                                      (48)
Translation.............................                                    (3)                    (159)            (162)
                                          -------       -------       ---------   --------      --------         --------
Balance, December 31, 2003..............      179         2,513           (490)    (1,351)         (599)             252
                                          =======       =======       =========   ========      ========         =======

(1) The change in accounting principles relates to long-term service payments to employees (see Note 1).


         The accompanying notes are an integral part of the Consolidated
                             Financial Statements.




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



                                  RHODIA GROUP
                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                            Years ended December 31,
                             (In millions of (euro))

                                                                                       2003        2002        2001
                                                                                       ----        ----        ----

Net income/(loss)...............................................................     (1,351)         (4)       (213)
Adjustments to reconcile net income/(loss) to net cash provided by operating activities:
Minority interests..............................................................           5           9           5
Depreciation and amortization of assets.........................................       1,126         494         617
Change in operating reserves....................................................          79        (79)         142
Change in financial reserves....................................................          92           5           8
Equity in (earnings)/losses of affiliated companies.............................          95          38          16
Dividends received from affiliated companies....................................           2           3          29
Net (gains)/losses from disposals of assets.....................................          31          35        (15)
Deferred income taxes...........................................................         102           7       (180)
Unrealized exchange differences.................................................        (35)          28         (4)
Change in working capital:
  (Increase)/decrease in inventories............................................          63          14         123
  (Increase)/decrease in accounts receivable....................................          33        (19)         219
  Increase/(decrease) in accounts payable.......................................       (144)         204       (185)
  Increase/(decrease) in other operating assets and liabilities.................       (125)       (229)         114
                                                                                  ----------   ---------   ---------
Net cash provided by/(used for) operating activities............................        (27)         506         676
                                                                                  ----------   ---------   ---------
Additions to property, plant and equipment......................................       (233)       (374)       (483)
Other capital investments.......................................................        (42)        (52)       (102)
Proceeds from disposals of assets...............................................          92         363         500
(Increase)/decrease in loans and short-term investments.........................       (173)           3        (69)
                                                                                  ----------   ---------   ---------
Net cash used for investing activities..........................................       (356)        (60)       (154)
                                                                                  ----------   ---------   ---------
Capital increase................................................................          --          --           6
Dividends paid to Rhodia stockholders...........................................        (22)        (21)        (85)
Share (purchases)/sales.........................................................          --        (15)          --
New long-term borrowings........................................................       2,370       3,156       1,927
Repayments of long-term borrowings..............................................     (1,348)     (3,424)     (1,770)
Increase/(decrease) in short-term borrowings....................................       (240)       (194)       (535)
                                                                                  ----------   ---------   ---------
Net cash provided by/(used for) financing activities............................         760       (498)       (457)
                                                                                  ----------   ---------   ---------
Net effect of exchange rate changes on cash.....................................         (7)        (38)           3
                                                                                  ----------   ---------   ---------
Increase/(decrease) in cash and cash equivalents................................         370        (90)          68
Cash and cash equivalents at beginning of year..................................         143         233         165
                                                                                  ----------   ---------   ---------
Cash and cash equivalents at end of year........................................         513         143         233
                                                                                  ==========   =========   =========


         The accompanying notes are an integral part of the Consolidated
                             Financial Statements.

                                  RHODIA GROUP
               INDEX TO NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                                                                         Page
Note

1.       Accounting policies............................................   7
2.       Evolution of consolidation scope and comparability.............  13
3.       Asset impairments..............................................  14
4.       Transactions with Aventis Group................................  14
5.       Goodwill.......................................................  15
6.       Other intangible assets........................................  17
7.       Tangible assets................................................  17
8.       Investments accounted for by the equity method.................  18
9.       Investments at cost............................................  20
10.      Other assets...................................................  20
11.      Inventories....................................................  20
12.      Accounts receivable............................................  21
13.      Other current assets...........................................  21
14.      Asset securitizations..........................................  21
15.      Valuation allowances...........................................  22
16.      Marketable securities..........................................  22
17.      Stockholders' equity...........................................  22
18.      Minority interests.............................................  23
19.      Reserves for pensions, deferred income taxes and other costs...  24
20.      Financial debt (short-term and long-term)......................  29
21.      Other current liabilities......................................  33
22.      Financial expense--net.........................................  34
23.      Other income/(expense)--net....................................  34
24.      Income taxes...................................................  34
25.      Commitments and contingencies..................................  36
26.      Information by segment and geographical area...................  41
27.      Research and development expenses..............................  43
28.      Wages, benefits and number of employees........................  43
29.      Stock option plans.............................................  43
30.      Subsequent events..............................................  45
31.      Consolidated subsidiaries end of 2003..........................  46

                                  RHODIA GROUP
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
              (Amounts in (euro) millions, unless otherwise stated)


1.   ACCOUNTING POLICIES

The consolidated financial statements of Rhodia are prepared in accordance with Regulation no 99-02 issued by the Comite de la Reglementation Comptable (CRC) relating to the consolidated financial statements of commercial societies and public companies.

Regulation no 2000-06, issued by the CRC on January 1, 2002, which defines how companies account for liabilities, has been applied by Rhodia since January 1, 2000.

Rhodia recorded a change in accounting principles as of January 1, 2003 based on recommendation no 2003-R.01 issued by the Conseil National de la Comptabilite
(CNC) on April 1, 2003 which states that accounting standards relating to employee retirement benefit obligations exclude benefits paid to employees during active employment. Consequently, benefits paid to employees for long-term service are not accounted for in accordance with accounting standards relating to employee retirement benefit obligations but are accounted for in accordance with Regulation no 2000-06 which defines how companies account for liabilities. Since this is a change in accounting principles, an adjustment of (euro)48 million, net of tax, was recorded to Stockholders' equity as of January 1, 2003, reflecting the additional provision required to accrue amounts earned by employees through that date.

Going concern

Due to the depressed market conditions marked by persistently high raw material costs, a weakness in demand and the unfavorable impact of the strengthening of the euro against the U.S. dollar, Rhodia decided on the following actions in October 2003:

     o refocus its portfolio of strategic businesses in order to accelerate the reduction of its debt by putting into place a divestment program with an objective of generating at least (euro)700 million in divestitures by the end of 2004,
     o develop a plan to reduce administrative and selling expenses by(euro)120 million in 2005 and(euro)165 million in 2006 (see Note
          19e), and
     o consolidate Rhodia's short-term and medium-term financing requirements, and renegotiate those financings that Rhodia did not expect to meet the financial covenants at year end.

On December 23, 2003, Rhodia entered into a Secured Coordination Agreement (SCA) (see Note 20a) with twenty-three of its creditor banks. This agreement provides for the maintenance of certain of Rhodia's existing lines of credit totaling
(euro)968 million until May 15, 2004. Rhodia has undertaken to:

     o achieve an asset disposal program to generate net cash proceeds of at least (euro)700 million in 2004, of which at least (euro)400 million of net cash proceeds is generated by June 30, 2004 (of which (euro)200 million is received in cash and the remaining (euro)200 million is received in cash by December 31, 2004),

     o launch a share capital increase to generate net cash proceeds of at least (euro)300 million by May 15, 2004, and
     o enter into a new line of credit agreement aggregating (euro)758 million with the SCA creditor banks by February 27, 2004, that will be used to refinance existing lines of credit covered by the SCA. The maturity of the new line of credit is March 31, 2006 and is conditioned upon the receipt of the net cash proceeds from the share capital increase.

In addition, as Rhodia did not expect to be in compliance with the financial covenants of the $290 million U.S. Private Placement (USPP) notes as of December 31, 2003, it commenced discussions with the USPP note holders in 2003. Rhodia has agreed to repay this debt in the first half of 2004, including a make-whole payment of $84 million (see Note 20c).

Finally, considering the persistence of the unfavorable economic conditions and the cash impact of the restructuring programs, Rhodia does not expect to generate positive cash flow from its industrial and commercial operations in 2004.

Rhodia is facing the repayment of two European medium-term facilities. The first one is for an amount of (euro)500 million due in May 2005 and the second one is for an amount of (euro)300 million due in March 2006. The ability of Rhodia to repay these facilities depends in part on the ability of Rhodia to find new sources of financing.

In spite of these difficulties, management believes that the preparation of the consolidated accounts of Rhodia as of December 31, 2003 in accordance with the conventional accounting principles of a going concern is appropriate. Considering the amount of cash and cash equivalents and marketable securities available as of December 31, 2003 of (euro)766 million, and the expected proceeds from the disposals of assets and the capital increase, Rhodia expects that these sources of liquidity will be sufficient to fund its financing needs in 2004. This decision is subject to the following risks that could affect that decision:

     o the cash forecasts prepared by its industrial and commercial operations which depend on external factors (raw material costs, exchange rate parity and levels of demand), an unfavorable evolution of these factors could have a substantial impact on Rhodia's liquidity, and

     o on the anticipated proceeds from the disposals of assets and from the capital increase; however, there is no certainty of Rhodia's ability to timely achieve these operations or to achieve the indicated amounts.

(a)  Consolidation policies

The consolidation is prepared from the accounts as of December 31.

Rhodia's consolidated financial statements include the accounts of its significant majority-controlled subsidiaries (voting rights of more than 50%). Minority investments in companies where Rhodia's voting rights are more than 20% are accounted for under the equity method. This method is also applied to 50%-owned joint ventures operationally managed by the other partner (see Note
8).

All significant intercompany transactions are eliminated.

The results of companies acquired are included from their respective date of acquisition. The results of companies sold are included until their respective date of sale.

(b)  Translation of foreign currencies

For countries other than those with high inflation:

     o transactions in foreign currencies are translated using the exchange rate in effect at the time of the transaction or the hedging rate, if any;
     o assets and liabilities denominated in foreign currencies, which are not specifically hedged, are translated using exchange rates in effect at the balance sheet dates; exchange differences arising from foreign currency transactions are included in the statement of operations. However, exchange differences arising from intercompany transactions of a long-term nature, which are considered part of Rhodia's net investment, are accounted for net of tax as a separate component of stockholders' equity (cumulative translation adjustment); exchange differences from hedges of foreign currency commitments are deferred and accounted for as part of the hedged transaction;
     o financial statements expressed in foreign currency are translated as follows:
          o statements of operations of foreign consolidated companies are translated at average exchange rates for the year;
          o balance sheets of foreign consolidated companies are translated at the end of year exchange rate, with the exception of equity accounts which are translated at historical rates;
          o gains or losses arising from the translation of the financial statements of foreign consolidated companies are accounted for directly in stockholders' equity (cumulative translation adjustment);

For countries with high inflation:

          o non-monetary assets recorded at original cost, such as fixed assets, investments and inventories with a carrying value equal to cost, are translated at historical rates, as are related amounts in the statement of operations;
          o gains and losses arising from the translation of financial statements of consolidated companies are included in the statement of operations under the heading "Other income/(expense)--net" (see Note 23).

(c)  Goodwill

Goodwill represents the excess of the acquisition cost over the fair value of net identifiable assets of businesses acquired on the date of the transaction. Goodwill is amortized on a straight-line basis over a period of not more than forty years.

(d)  Other intangible assets

Other intangible assets, consisting principally of patents, trademarks and software, are carried at cost, including capitalized interest, and are amortized on a straight-line basis over their estimated useful lives. For patents and trademarks this period is generally twenty-five years and for software from three to five years.

(e)  Tangible assets

Land, buildings and equipment are carried at cost, including capitalized interest. Depreciation is calculated on a straight-line basis over the estimated useful lives of the assets.

     The principal useful lives employed are:
        --Buildings..........................................  10-40 years
        --Plant and equipment:
          --Machinery and equipment..........................   5-15 years
          --Other equipment..................................   3-15 years
        --Vehicles...........................................   4-20 years
        --Furniture..........................................  10-15 years

Assets leased under a long-term contract or other arrangement that transfers substantially all of the benefits and risks of ownership to Rhodia are capitalized based on their fair market value and depreciated as described above, and a corresponding financial debt is recorded.


(f)  Asset impairment tests

Goodwill:

For each enterprise of Rhodia, which corresponds to a reporting unit, Rhodia annually compares the net book value of the assets and liabilities that are associated with the enterprise, including goodwill, with the fair value of the enterprise, which corresponds to the discounted cash flows of the enterprise, in the absence of an active market. Rhodia updates this comparison whenever events or circumstances indicate that the net book value of goodwill may not be recoverable. The methodology of valuing the reporting units as well as the principles assumptions is more fully described in Note 5.

Other long-lived assets:

The book values of other long-lived assets are reviewed whenever events or circumstances indicate that the future cash flows of these assets may not support their carrying value. Rhodia compares the net book values of these assets with the undiscounted future cash flows. When this comparison indicates that accelerated depreciation must be recorded, the amount recorded is the difference between the net book value and the discounted future cash flows.

(g)  Research and development expenses

Research and development expenses are recorded net of subsidies and are expensed as incurred.

(h)  Investments at cost

Other investments are carried at the lower of cost or net realizable value; such net realizable value being assessed on the basis of the equity of the entity, forecasts and earnings projections and market share price when available.

(i)  Inventories

Inventories are stated at the lower of average cost or net realizable value. Due to the rate of inventory turnover, average cost approximates current cost.

(j) Investments in debt and equity securities and short-term deposits

Investments in debt and equity securities are stated at quoted market value (if publicly traded) or at the lower of cost or net realizable value (if not publicly traded). Net realizable value is determined by reference to various criteria, including net equity and future financial results of the related company. Short-term deposits are stated at the lower of cost or market.

(k)  Deferred income taxes

Deferred income taxes are determined at the level of each tax entity. Deferred income taxes are recorded based on the differences between the tax bases of assets and liabilities and their carrying values for financial reporting purposes. Tax rates applicable to future periods are used to calculate year-end deferred income tax amounts. Any non-recoverable withholding taxes on undistributed earnings of consolidated companies are also recorded.

Deferred tax assets resulting from net operating losses and deductible temporary differences are systematically recognized. A valuation allowance is also recorded when their future realization is not likely.


(l)  Pension, retirement and other post-employment obligations

Rhodia accounts for commitments with respect to pension, retirement and other post-employment obligations based on the "projected unit credit method" including assumptions for discount rates, expected long-term rates of return on plan assets and rates of increase in compensation levels which vary from country to country. Rhodia funds its obligations through pension fund assets or, if not funded, records its obligations through balance sheet accruals, net of unrecognized actuarial net gains or losses. The unrecognized actuarial gains or losses are amortized over the remaining service lives of active employees for the portion in excess of 10% of the total projected benefit obligation.

(m)  Financial instruments

Rhodia uses various financial instruments to manage its exposure to interest rate and currency risks. Generally, these instruments are valued on a mark-to-market basis with gains or losses recorded in the statement of operations. In the case of effective hedges of specific assets or liabilities, the exchange gains or losses are included in the measurement of the related transaction. In the case of hedging the net investment of a foreign subsidiary, the revaluation of the investment is recorded in cumulative translation adjustments, net of tax.

(n)  Environmental and product liabilities

Rhodia recognizes losses and accrues liabilities relating to environmental and product liability matters if available information indicates that the event of loss is probable and can reasonably be estimated. With respect to environmental liabilities, Rhodia estimates losses on a case by case basis using available information. With respect to product liabilities, Rhodia estimates losses on the basis of current facts and circumstances, prior experience with similar matters, the number of claims and the anticipated cost of administering, defending and (in some cases), settling such claims. If an event of loss is reasonably possible but cannot be reasonably estimated, Rhodia provides appropriate disclosure in Note 25a to its consolidated financial statements if such contingency is material. Rhodia records anticipated recoveries from third parties as an asset only when realization is deemed certain.

(o)  Consolidated Statements of Cash Flows

Cash and cash equivalents include the following items: cash on hand, cash in banks, and short-term investments with original maturity of less than three months. The market value of these items is similar to their book value due to their very short-term maturity.

(p)  Stock options

Stock option and stock purchase plans are accounted for in accordance with the intrinsic value method. This method consists of measuring compensation expense based on the difference between the market value and exercise price of the options at the grant (measurement) date. The effect on net income that would have resulted from the use of the fair value approach is disclosed in Note 29b.

(q)  Sales of accounts receivable

Transfers of accounts receivable are accounted for as sales when the transferred assets have been isolated from Rhodia and are beyond the reach of its creditors, when each transferee obtains the right, free of conditions that constrain it from taking advantage of that right, to pledge or exchange the transferred assets and when Rhodia does not maintain effective control over the transferred assets.

Residual interests in receivables sold are carried at fair value.


(r)  Special purpose entities

In the management of its operations, if the need arises, Rhodia may use and own shares of special purpose entities, especially in connection with the sales of accounts receivable. Consolidation of these entities is not required under French GAAP as of December 31, 2003 since Rhodia does not participate in these entities as either a partner or shareholder. As a result of a change in the applicable regulations in August 2003, consolidation of these entities will be required from January 1, 2004.

(s)  Estimates and assumptions

The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses, and the disclosures of contingent assets and liabilities. Actual amounts could differ from these estimates.

(t)  Revenue recognition

Rhodia's policy is to recognize revenue upon transfer of title and risks of loss, and when persuasive evidence of an arrangement exists, delivery has occurred, the customer's price is fixed or determinable and collectibility is reasonably assured. Revenue for services is recognized when services are performed.

(u)  Earnings per share

Basic earnings per share are computed by dividing net earnings by the average number of shares outstanding during the period, net of shares held by Rhodia. Diluted earnings per share are computed by dividing net earnings by the average number of shares outstanding during the period, increased by the number of additional shares that would have been outstanding if the dilutive potential common shares (corresponding primarily to stock subscription options) had been issued. Dilutive potential common shares are determined by calculating the number of common shares that could be purchased on the open market using the funds obtained from the exercise of stock subscription options.

(v)  Operating income

Operating income consists of revenues and expenses resulting from operations. It excludes income and expenses related to investments, to financing or tax strategies and to disposals of activities.

(w)  Treasury stock

Rhodia S.A. has been authorized by the general stockholders' meeting to trade in Rhodia's shares on the open market. The costs of acquiring any shares under these stockholder authorizations that are not intended to be used for a specific purpose are deducted from stockholders' equity. If these shares are subsequently sold on the open market, the gain or loss is credited or charged to stockholders' equity. Any shares purchased under these stockholder authorizations that are intended to be used for a specific purpose, either to maintain the share market price, or for distribution to employees are recorded as an asset at the lower of cost or average market price calculated over the last month of the year.

(x)  Production costs and expenses and administrative and selling expenses

Production costs and expenses consist of all costs of production, including the costs of services, and Rhodia's share of the operating results of Butachimie. Administrative and selling expenses consist of the costs of central administrative operations, and selling, marketing and distribution costs.


(y)  Shipping and handling fees and costs and advertising expenses

Shipping and handling fees and costs invoiced to customers are included in Net sales. Shipping and handling fees and costs incurred by Rhodia are included in production costs and expenses.

Advertising expenses, which are not significant, are expensed as incurred.


2.   EVOLUTION OF CONSOLIDATION SCOPE AND COMPARABILITY


2.1  Perimeter

Significant divestments in 2003

Changes in the perimeter in 2003 were not significant when compared with 2002. Therefore, no pro forma accounts are presented.

     o In July 2003, the polyurethane flame retardants business was sold to Albemarle Corporation.
     o In September 2003, the industrial additives business was sold to Kemira.

Net sales of these businesses in 2003, 2002 and 2001 were (euro)29 million,
(euro)57 million and (euro)58 million, respectively.

Significant divestments in 2002

     o In April 2002, the polyvinyl acetate business and acetic acid derivatives activities were sold to Acetex Corporation.

     o In July 2002, the Teris joint venture was sold to Sita, and the Latexia joint venture and certain paper latex production assets were sold to Raisio. Teris was a venture that specialized in processing hazardous industrial waste, and Latexia was a venture that specialized in producing and marketing latex for the paper industry.
     o In August 2002, the Kermel entity (meta-aramid technical fibers) was sold through a management buy-out led by Argos Soditic.
     o In October 2002, the Rhodia-Ster entity (polyester) in Brazil was sold to Groppo Mossi & Ghisolfi.
     o In December 2002, the industrial and commercial activities in Europe relating to basic chemicals (including phenol, hydrochloric acid and soda ash) was sold to Bain Capital, and the brewing and enzymes businesses in France and the United Kingdom were sold to Genecor.

Net sales of these businesses in 2002 and 2001 were (euro)556 million and
(euro)725 million, respectively.

Significant divestments in 2001

     o In April 2001, the European surfactants businesses of Albright & Wilson's (A&W) (research, manufacturing and marketing) were sold to Huntsman International LLC.
     o In June 2001, the Empicryl lubricant additives businesses of A&W were sold to Group Degussa AG. Empicryl, which is used in the lubricants industry to improve viscosity, was manufactured at Whitehaven.

Net sales of these businesses in 2001 were (euro)124 million.



2.2  Comparability

Change in the presentation of the consolidated balance sheet:

As a result of its quotation on the New York Stock Exchange, Rhodia had, until December 31, 2002, chosen to apply in the presentation of its consolidated balance sheet, the provisions of FAS 87 that relate to pension obligations. This standard required Rhodia to record as a liability the excess of accumulated benefit obligations (calculated based on the present value of current salaries and wages) over the related plan assets and to record an equivalent amount as an intangible asset. In order to comply with recommendation no 2003-R.01 issued by the Conseil National de la Comptabilite on April 1, 2003, which applies to the accounting for retirement obligations, Rhodia did not record this obligation and the related intangible asset as of December 31, 2003. In addition, Rhodia adjusted its consolidated balance sheet as of December 31, 2002 and 2001 to remove this obligation and the related intangible asset in order to reflect comparable information to the December 31, 2003 presentation. The impact on the December 31, 2002 and 2001 consolidated balance sheets was to remove the obligation and related intangible asset of (euro)270 million and (euro)231 million, respectively.

Change in the presentation of the consolidated statement of operations:

Shipping and handling fees and costs of (euro)355 million and (euro)375 million for 2002 and 2001, respectively, were reclassified from Administrative and selling expenses to Production costs and expenses to conform to the 2003 presentation.


3.   ASSET IMPAIRMENTS

During the fourth quarter of 2003, as a result of the continuing depressed market conditions and operating results and the latest medium-term plans prepared at the end of the third quarter of 2003 and submitted to our banks, which reflected significant adverse changes in the business climate and the modification of a number of macroeconomic assumptions which had an overall effect of reducing our financial projections (including the impact of a strengthening euro versus the U.S. Dollar, higher raw material and energy costs and lower expectations for growth in worldwide gross domestic product), Rhodia proceeded with an analysis, as of September 30, 2003, of the recoverability of the carrying value of its tangible, intangible and other long-lived assets based on these events and circumstances.

The amount of impairment recorded in 2003 totaled (euro)875 million, and principally relates to the Pharma Solutions (including Chirex), Phosphorus and Performance Derivatives and Specialty Phosphates enterprises, and a deferred tax asset valuation allowance. A summary of the impairment charges follows:

     o    Goodwill - (euro)546 million (see Note 5).
     o Tangible assets and other intangible assets - (euro)109 million (see Notes 6 and 7).
     o    Companies accounted for by the equity method - (euro)27 million (see
          Note 8).
     o    Deferred tax assets - (euro)193 million (see Note 24).


4.   TRANSACTIONS WITH AVENTIS GROUP

(a)  Operational, administrative and financial transactions

As of December 31, 2003 and 2002, Aventis held 15.3% and 25.2%, respectively, of Rhodia's capital. Up until October 15, 1999, Rhodia was controlled by Aventis. After Rhodia's independence, operational, administrative and financial transactions are still carried out between these two groups. These transactions are not significant. All of these transactions are conducted at similar conditions to market.

(b)  Other transaction

The Environmental Indemnification Agreement with Aventis ended at the end of the first quarter of 2003 when on March 14, 2003, the Board of Directors of Rhodia authorized the signing of the termination agreement. In accordance with this agreement, Rhodia recorded a receivable from Aventis of (euro)88 million as of December 31, 2003 of which (euro)57 million was collected as of December 31, 2003 and (euro)31 million are recorded in Other assets as of December 31, 2003 (see Note 25a).

5.   GOODWILL


                                                               2003                  2002
                                                               ----                  ----
                                                  Gross                  Net book  Net book
                                                  Value    Amortization    value     Value
                                                  -------------------------------    -----
Balance, January 1...........................      2,040         (854)     1,186     1,354
Additions/(reductions) to goodwill...........       (71)            31      (40)        13
Goodwill amortization........................         --         (602)     (602)      (47)
Translation..................................      (261)           154     (107)     (134)
                                                 -------      --------    ------   -------
Balance, December 31.........................      1,708       (1,271)       437     1,186
                                                 =======      ========    ======   =======

Goodwill amortization for 2003 totaled (euro)602 million, which includes accelerated amortization from the asset impairment tests of (euro)546 million (see Note 3), and (euro)20 million recorded in the first half of 2003 as accelerated amortization resulting from the sale of the polyurethane flame retardants business on July 24, 2003.

Net goodwill as of December 31 relates to the following acquisitions:

                                                   2003      2002
                                                   ----      ----
A&W..........................................       105       503
Chirex.......................................        74       354
RTZ..........................................        46        53
Stauffer Chemicals...........................        76       115
Kofran.......................................        31        33
Other........................................       105       128
                                                 ------   -------
Total........................................       437     1,186
                                                 ======   =======

In accordance with Notes 1f and 3, asset impairment tests were performed for each reporting unit of Rhodia.

The methodology used consists of the development of discounted cash flows, using the following principal assumptions:

     o development by management of medium-term plans for five years for each reporting unit.
     o discounting the net cash flows from these plans for each reporting unit using discount rates determined by reference to Rhodia's weighted average cost of capital (WACC) net of tax (10% for the Pharma Solutions (including Chirex) reporting unit, and 8% for all other reporting units). These WACCs have increased by 1.5% compared with the previous year, principally reflecting the increase in Rhodia's credit risk in 2003.
     o determination of a terminal value by capitalizing the last cash flow of the plan by the difference between the WACC and the long-term growth rate estimated for each reporting unit. This terminal value is then discounted using the WACC of each reporting unit.

In addition, for certain reporting units, comparisons were made between values obtained from the discounted cash flow method and from the use of appropriate market multiples in order to access the fair value of these reporting units.

The goodwill impairment of (euro)232 million relating to the Pharma Solutions reporting unit (activities principally from the Chirex acquisition) resulted from the following:

     o beginning in 2003, activities acquired in the Chirex acquisition were integrated with other pharmaceutical activities of Rhodia to form a new reporting unit named Pharma Solutions.
     o the reporting unit prepared estimated discounted cash flows that reflected a delay in the signing of a key contract with a major customer to develop the reporting unit, a reduction of the estimated growth rate for the reporting unit as compared with the last medium term business plan prepared in 2002 (4% from 5%) which also reflected a reduction in the estimated rebound in the market for the pharmaceutical industry.
     o    increase of the discount rate to 10% in 2003 as mentioned above.

The goodwill impairment of (euro)110 million relating to the Phosphorus and Performance Derivatives reporting unit (activities from the A&W acquisition) resulted from the following:

     o a portion of this reporting unit (polyurethane flame retardants) was sold in July 2003. Discounted cash flow projections prepared in 2003 reflect adjustments for the consequences of this sale and the impact of higher raw material costs in China.
     o the growth rate of 3.5%, reflecting Rhodia's expectation that its position as a leader in this reporting unit's markets as well as innovation will support this growth rate.
     o the discounted cash flows were compared with the value obtained by using appropriate market multiples. Applying the actual multiple achieved in the disposal of the flame retardants business results in a fair value similar to the discounted cash flows.

The goodwill impairment of (euro)204 million relating to the Specialty Phosphates reporting unit (activities from the A&W and Stauffer acquisitions), of which (euro)12 million relate to the excipient phosphates business of the Pharma Solutions reporting unit, resulted from the following:

     o the growth rate was reduced to zero for this reporting unit, reflecting the mature market conditions of the majority of its products in particular the detergents and water treatment businesses and to a lesser extent the food ingredients business.
     o in addition to the discounted cash flows, Rhodia considered an anticipated disposal of this reporting unit and developed a fair value of this reporting unit by using a range of appropriate market multiples. The impairment recorded was determined by reference to the average of the values obtained by these two approaches

Net goodwill as of December 31 relates to the following reporting units:

                                                               2003      2002
                                                               ----      ----
Pharma Solutions.........................................        91       385
Phosphorus and Performance Derivatives...................       119       325
Specialty Phosphates.....................................        42       259
Other....................................................       185       217
                                                             ------   -------
Total....................................................       437     1,186
                                                             ======   =======

6.   OTHER INTANGIBLE ASSETS

Other intangible assets consist of the following as of December 31:

                                                       2003                  2002
                                            ------------------------------   ----
                                             Gross                Net book   Net book
                                             value   Amortization   Value    value(1)
                                             -----   ------------   -----    --------
Patents and trademarks...................       94        (66)         28        38
Software.................................      262       (179)         83        95
Other....................................       52        (31)         21        44
                                            ------     -------      -----     -----
Total....................................      408       (276)        132       177
                                            ======     =======      =====     =====

___________
(1)  Accumulated amortization as of December 31, 2002 was (euro)264 million.

Amortization charges relating to other intangible assets are as follows:

                                                  2003    2002     2001
                                                  ----    ----     ----
Patents, trademarks and software.............     (38)    (30)     (34)
Other (1)....................................     (20)     (3)      (5)
                                                  ----    ----     ----
Total........................................     (58)    (33)     (39)
                                                  ====    ====     ====

Amortization for 2003 includes accelerated amortization of (euro)18 million relating to a long-term supply contract from the A&W acquisition recorded as a result of the asset impairment tests (see Note 3).


7.   TANGIBLE ASSETS

(a)  Tangible assets consist of the following as of December 31:


                                                  2003                    2002
                                       ------------------------------   -------
                                       Gross                Net book   Net book
(at cost)                              value   Amortization   Value    value(1)
---------                              -----   ------------   -----    --------
Land..................................   199          (41)       158       163
Buildings............................. 1,104         (667)       437       470
Plant and equipment................... 5,558       (3,808)     1,750     1,885
Assets under construction.............   181           --        181       225
                                      ------       -------    ------    ------
Total................................. 7,042       (4,516)     2,526     2,743
                                      ======       =======    ======    ======
___________
(1)  Accumulated depreciation as of December 31, 2002 was (euro)4,448 million.

Included in the above table are the following amounts related to assets subject to capital leases as of December 31:

                                            2003     2002
                                            ----     ----
Land...................................      14        2
Buildings..............................      31       16
Plant and equipment....................     152       15
Assets under construction..............      41       --
                                          ------   ------
Gross value--at cost...................     238       33
Less accumulated depreciation..........     (20)     (22)
                                          ------   ------
Net book value.........................     218       11
                                          ======   ======

The increase in capital leases as of December 31, 2003 resulted from modifications to financing agreements that affected leases previously accounted for as operating leases (see Note 20g).


(b)  Movements

                                               2003      2002     2001
                                              -----     -----    -----
Net book value, January 1..................   2,743     3,561    3,759
                                              -----     -----    -----
Additions..................................     218       368      518
Disposals..................................    (33)     (157)    (181)
Depreciation for the year..................   (456)     (409)    (500)
Other (translation, changes in structure)..      54     (620)     (35)
                                              -----     -----    -----
Net book value, December 31................   2,526     2,743    3,561
                                              =====     =====    =====

Depreciation for 2003 includes accelerated depreciation relating to the asset impairment test described in Note 3. This accelerated depreciation of (euro)90 million relates to Pharma Solutions ((euro)33 million), Phosphorus and Performance Derivatives ((euro)11 million), Specialty Phosphates ((euro)37 million) and other enterprises ((euro)9 million). Other for 2003 includes
(euro)235 million of capitalized leases resulting from modifications to leasing agreements necessitated by the SCA (see Note 20a).


8.   INVESTMENTS ACCOUNTED FOR BY THE EQUITY METHOD

                                                  2003   2002   2001
                                                  ----   ----   ----
Balance, January 1...............................  172    238    269
                                                  ----   ----   ----
Equity in income/(losses)........................  (95)   (38)   (16)
Rhodia's share of Butachimie's income taxes......   (4)    (2)   (23)
Dividends paid...................................   (2)    (3)   (21)
Changes in scope of consolidation (1)............   49    (26)    24
Translation......................................    3      3      5
                                                  ----   ----   ----
Balance, December 31.............................  123    172    238
                                                  ====   ====   ====
___________
(1) Includes a capital increase to the Nylstar Group of (euro)45 million in 2003.

The variance in the equity in loss of the investments carried at equity includes an accelerated depreciation of (euro)27 million recorded by the Nylstar Group in 2003, as a consequence of the asset impairments described in Note 3.

In 2002, the useful lives of the tangible assets at Nylstar, accounted for by the equity method, were revised to conform to the useful lives used by Rhodia. The positive impact on income amounted to (euro)3.8 million.

Distribution of the investments accounted for by the equity method:

                                             % Ownership   2003   2002
                                             -----------   ----   ----
Nylstar Group...............................     50.00      18     51
Butachimie..................................     50.00      59     56
Gelymar.....................................     50.00      10      9
Other (less than(euro)10 million)...........                36     56
                                                         -----  -----
Total.......................................               123    172
                                                         =====  =====

As of December 31 2003, Nylstar owes Rhodia (euro)20 million. Therefore, Rhodia's total investment in Nylstar amounted to (euro)38 million. As a result of significant losses experienced over the past three years and the significant restructuring program launched in 2003, Nylstar faces financial difficulties that caused the management of this company to renegotiate its loans with its financial lenders in order to improve its liquidity and to continue to operate. At present, these negotiations have not been completed, but the management of Nylstar believes that they should be able to successfully negotiate a new financing agreement. In the meantime, Nylstar received a capital contribution from its two partners of (euro)10 million in January 2004 (subscribed 50% by Rhodia). As a condition of the signing of the bank refinancing, Nylstar anticipates that the two partners will be required to convert outstanding loans as of December 31, 2003 to capital. Under these circumstances, the management of Nylstar believes that the application of the accounting standards based on a going concern are appropriate in the presentation of its consolidated accounts as of December 31, 2003. Rhodia recorded its share of losses based on these accounting standards.

(a)  Joint-ventures accounted for by the equity method

Rhodia holds a 50% interest in Butachimie. Rhodia purchases 50% of Butachimie's production, and almost all of these purchases are sold on to Rhodia companies, which produce nylon thread. Because Butachimie's production is closely integrated with the industrial process of Rhodia, the operating results of this entity are accounted for as a reduction of Production costs and expenses in the consolidated statements of operations rather than being included in Equity in earnings/(losses) of affiliated companies. In addition, income taxes are not presented in Equity in earnings/(losses) of affiliated companies but in Income taxes.

Besides its interest in Butachimie, Rhodia has other joint-ventures with a 50% ownership interest, the most important of which are Nylstar (nylon thread business) and Primester (cellulose acetate business) whose partners are SNIA (Italy) and Eastman Chemicals Company (USA), respectively.

Summarized aggregate financial information of 50% or less-owned persons accounted for on the equity method (statement of operations data excludes Butachimie and balance sheet data includes Butachimie):

                                                        2003     2002    2001
                                                        ----     ----    ----
Net sales............................................    852    1,025   1,534
Operating income/(loss)..............................    (82)       5      18
Net income/(loss)....................................   (159)     (47)    (10)

Noncurrent assets....................................    961    1,203   1,576
Current assets.......................................    551      682     834
                                                      ------   ------  ------
Total assets.........................................  1,512    1,885   2,410
                                                      ======   ======  ======
Equity...............................................    282      335     429
Minority interests...................................      6       11      24
Noncurrent liabilities...............................    623      716     972
Current liabilities..................................    601      823     985
                                                      ------   ------  ------
Total liabilities and equity.........................  1,512    1,885   2,410
                                                      ======   ======  ======

The variation in 2002, especially net sales, reflects the disposals of Teris and Latexia (see Note 2.2).

Summarized financial information of Nylstar, included in the aggregate financial information above:

                                                      2003     2002    2001
                                                      ----     ----    ----
Net sales..........................................    504      557     593
Operating income/(loss)............................    (87)     (28)    (39)
Net income/(loss)..................................   (155)     (63)    (25)

Noncurrent assets..................................    315      482     521
Current assets.....................................    179      208     278
                                                     -----    -----   -----
Total assets.......................................    494      690     799
                                                     =====    =====   =====
Equity.............................................     48      116     180
Minority interests.................................      5        7      16
Noncurrent liabilities.............................    108      148     189
Current liabilities................................    333      419     414
                                                     -----    -----   -----
Total liabilities and equity.......................    494      690     799
                                                     =====    =====   =====


(b) Commercial transactions between Rhodia consolidated companies and affiliates accounted for by the equity method:


                                                          2003     2002    2001
                                                          ----     ----    ----
Purchases from affiliates accounted for
   by the equity method (1)........................       148      167     160
Sales to affiliates accounted for
   by the equity method (2)........................       135      139     188
___________
(1)  Principally purchases from Primester.
(2)  Principally sales to Nylstar.

9.   INVESTMENTS AT COST

Investments at cost consist of the following as of December 31:

                                                    % Ownership    2003    2002
                                                    -----------    ----    ----
Phosphoric Fertilizers Industry....................      8.41        9       9
Stilon.............................................        --       --       6
Other (less than(euro)5 million)...................                 45      52
                                                                 -----   -----
Total..............................................                 54      67
                                                                 =====   =====

The investment in Stilon ((euro)6 million), an affiliate of Nylstar Group, has been reclassified to Other assets pending transfer of title. This investment was exchanged for technical plastics and technical fibers activities in Poland. The Other category includes some entities that are majority owned or owned by more than 20%. However, these entities are not consolidated because they are not significant.


10.  OTHER ASSETS

Other assets consist of the following as of December 31:

                                                      2003   2002
                                                      ----   ----
Long term receivables.............................    176     108
Long term deferred tax assets.....................     75     195
Prepaid pension cost (Note 19c)(1)................    213     252
Other.............................................     62      16
                                                     ----    ----
Total.............................................    526     571
                                                     ====    ====
___________
(1) Prepaid pension costs correspond to the United Kingdom and U.S. pension plans.


11.  INVENTORIES

Inventories consist of the following as of December 31:

                                                       2003   2002
                                                       ----   ----
Raw materials and spare parts......................    317     350
Work in progress...................................     38      50
Finished products..................................    452     512
                                                     ------  ------
Gross book value...................................    807     912
Valuation allowances...............................    (81)    (77)
                                                     ------  ------
Net book value.....................................    726     835
                                                     ======  ======

Due to the diverse nature of Rhodia's businesses, certain products, depending on the circumstances, may be considered alternatively as raw materials, work in progress or finished products.

12.  ACCOUNTS RECEIVABLE

Accounts receivable consist of the following as of December 31:

                                                         2003   2002
                                                         ----   ----
Accounts receivable...................................    348     417
Less: allowance for doubtful accounts.................    (37)    (39)
                                                         -----   -----
Net receivables.......................................    311     378
                                                         =====   =====

13.      OTHER CURRENT ASSETS

Other current assets consist of the following as of December 31:

                                                          2003   2002
                                                          ----   ----
Prepaid and recoverable taxes..........................    202    239
Prepaid expenses and accrued interest..................     26     29
Short-term loans and current portion of
  long-term loans......................................     51    122
Assets held for sale...................................     13     17
Deferred income taxes..................................     86    152
Other receivables......................................    285    261
Other..................................................     95     97
                                                         -----  -----
Total..................................................    758    917
                                                         =====  =====

14.  ASSET SECURITIZATIONS

Certain Rhodia companies sold uncollected trade and other receivables during 2003 and 2002, on a monthly or quarterly basis, in accordance with multi-year asset securitization agreements entered into with various banks under which receivables can be sold, on a non-recourse basis, either to qualifying special purpose entities (QSPEs) or directly to banks, and are settled against cash payments and undivided interests in a defined pool of receivables (residual interests). The QSPEs then sell the interests they purchased in those receivables to commercial paper conduits.

The amount of trade receivables sold as of December 31, 2003 and 2002 was
(euro)523 million and (euro)627 million, respectively, which generated a net cash collection of (euro)378 million in 2003 compared with (euro)531 million in 2002, reflecting a dilution of 27.7% and 15.3%, respectively. The average amount of receivables sold in 2003 was (euro)553 million compared with (euro)635 million in 2002, which generated an average net cash collection of (euro)443 million in 2003 compared with (euro)539 million in 2002, reflecting an average dilution of 19.9% and 15.1%, respectively. The amount of other receivables sold as of December 31, 2003 and 2002 was (euro)48 million and (euro)106 million, respectively, which generated a net cash collection of (euro)35 million in 2003 compared with (euro)90 million in 2002, reflecting a dilution of 27.1% and 15.1%, respectively. The average amount of receivables sold in 2003 was (euro)77 million compared with (euro)78 million in 2002, which generated an average net cash collection of (euro)63 million in 2003 compared with (euro)66 million in 2002, reflecting an average dilution of 18.2% and 15.4%, respectively.

Residual interests were (euro)158 million and (euro)96 million as of December 31, 2003 and 2002, respectively, are stated at fair value, based on the present value of estimated cash flows. Discount rates used, which include estimated credit losses, were 6.0% in 2003 and 5.2% to 6.0% in 2002. Due to the short-term nature of these receivables, fair value approximates book value.

The total amount of cash received from QSPEs in 2003 and 2002, principally relating to cash received from the sale of receivables, was approximately
(euro)3.2 billion and (euro)3.4 billion, respectively. The total amount of cash remitted to QSPEs in 2003 and 2002, principally relating to the collection of cash from customers and the remittance of this cash to the QSPEs in our capacity as servicing agent for the receivables programs, was approximately (euro)3.2 billion and (euro)3.4 billion, respectively.

The loss on the sales of receivables ((euro)21 million, (euro)29 million and (euro)27 million for 2003, 2002 and 2001, respectively), reflecting the economic costs of payment terms given to customers, is reported as Other income/(expense)
- net (see Note 23).


15.      VALUATION ALLOWANCES

Valuation allowances as of December 31 2003, 2002 and 2001, and the movements for the years ended December 31, 2003 and 2002 follow.

                                                              (Charged)/
                                             January 1,    credited to costs   Change in        Other       December 31,
                                                2003         and expenses      structure      movements(1)      2003
                                                ----         ------------      ---------      ------------      ----
Deposits and long-term receivable......          (26)               (10)           --              --           (36)
Other long-term assets (2).............         (161)              (315)           --              10          (466)
Inventories............................          (77)               (10)            1               5           (81)
Trade accounts receivable..............          (39)                 --           --               2           (37)
Other provisions.......................          (12)                (7)           --              --           (19)
                                             --------           --------       ------          ------        -------
Total..................................         (315)              (342)            1              17          (639)
                                             ========           ========       ======          ======        =======

___________
(1)  Translation and transfers between short-term and long-term.
(2)  Charge for the period relates to the deferred tax valuation allowance.



                                                            (Charged)/
                                            January 1,    credited to costs    Change in        Other      December 31,
                                               2002         and expenses       structure      movements(1)       2002
                                               ----         ------------       ---------      ------------       ----
Deposits and long-term receivable......          (32)                (2)             5               3          (26)
Other long-term assets.................         (149)               (21)            --               9         (161)
Inventories............................          (88)                 1              3               7          (77)
Trade accounts receivable..............          (43)                (3)            --               7          (39)
Other provisions.......................          (15)                11             (7)             (1)         (12)
                                             --------           --------       --------         -------      -------
Total..................................         (327)               (14)             1              25         (315)
                                             ========           ========       ========         =======      =======

___________
(1)  Translation and transfers between short-term and long-term.

16.  MARKETABLE SECURITIES

As of December 31, 2003 and 2002, respectively, marketable securities consisted of (euro)253 million and (euro)108 million of short-term investments with a market value approximating book value.


17.  STOCKHOLDERS' EQUITY

(a)  Common stock

As of December 31, 2003, Rhodia's total capital amounted to (euro)179 million, composed of 179,309,188 shares, same as of December 31, 2002.

The average number of shares outstanding in 2003 amounted to 179,309,188 shares. Basic earnings per share are determined directly on the basis of this amount. Diluted earnings per share are determined based on the average number of shares outstanding increased by the number of shares that would be issued if all dilutive common stock instruments at year end were exercised. Diluted earnings per share are equal to basic earnings per share in 2003, 2002 and 2001 as the loss would result in dilutive common stock instruments being anti-dilutive.

At the May 21, 2002 stockholders' meeting, the stockholders approved a reduction in capital (not motivated by losses) in an amount of (euro)2,510 million by way of reduction in the par value of the common stock from (euro)15 to (euro)1. The amount of the reduction in common stock par value was credited to additional paid-in capital.

As of December 31, 2003, 2002 and 2001, Aventis owned 15.3%, 25.2% and 25.2%, respectively, of the capital of Rhodia. Rhodia shares owned by Aventis used to allow Aventis to cover its obligation to reimburse holders of Aventis bonds exchangeable for Rhodia shares. These bonds were issued by Aventis at the time of the secondary public offering. On November 29, 2002, Aventis made a cash tender offer to repurchase all of these bonds. There are no longer any exchangeable bonds into Rhodia shares.

(b)  Treasury stock

As of December 31, 2003, Rhodia does not hold any of its own shares, nor is a party to options to purchase or sell its own shares.

(c)  Rhodia S.A. distributable retained earnings

As of December 31, 2003, after considering the net loss of the period due to the loss in value of it investments, Rhodia S.A. does not have any distributable retained earnings.

(d)  Translation adjustments

The negative variance in the cumulative translation adjustments for 2003 of
(euro)(162) million is mainly attributed to the U.S. dollar ((euro)77 million) and the U.K. pound sterling ((euro)57 million).

18.  MINORITY INTERESTS

                                                         2003   2002
                                                         ----   ----
Balance, January 1...................................     23     84
                                                        -----  -----
Minority interests in net income/(loss)..............      5      9
Dividends distributed................................     (1)    (1)
Change in structure..................................     (1)   (63)
Translation..........................................     (3)    (6)
                                                        -----  -----
Balance, December 31.................................     23     23
                                                        =====  =====

The variation in 2002 relates essentially to the sale of Rhodia-Ster.


Minority interests consist of the following as of December 31:

                                                         2003   2002
                                                         ----   ----
Osiris...............................................      7      7
Rhodia Hengchang.....................................      6      6
A&W Chemicals........................................      2      3
Beijing RP Eastern Chemical Ltd......................      3      2
Other (below(euro)3 million).........................      5      5
                                                        ----    ----
Total................................................     23     23
                                                        ====    ====


19.  RESERVES FOR PENSIONS, DEFERRED INCOME TAXES AND OTHER COSTS

(a) Reserves for pensions, deferred income taxes and other costs consist of the following at December 31

                                             2003                  2002
                                      -------------------  --------------------
                                      More than Less than  More than  Less than
                                      one year   one year   one year   one year
                                      --------- ---------  ---------  ---------
Pension and retirement costs........     589         55        518         50
Deferred income taxes...............     132          8        217         19
Restructuring.......................      24        128         38        117
Environmental.......................      64         19         78         17
Other...............................     136        101        112         98
                                       -----      -----      -----      -----
Total...............................     945        311        963        301
                                       =====      =====      =====      =====

(b)  Movements

                                                       Expenditures                            Other
                                 Balance,      New      Charged to   Change in                Movements     Balance,
                                January 1    Measures   Reserves(1)  Structure  Translation      (2)       December 31
                                ---------    --------   -----------  ---------  -----------      ---       -----------
Pension and retirement costs         568         92          (60)        --          (4)           48           644
Deferred income taxes.......         236         --          (65)        (7)        (24)           --           140
Restructuring...............         155         71          (93)        --         (16)           35           152
Environmental...............          95         13          (20)        --          (2)           (3)           83
Other.......................         210        168         (127)        --         (14)           --           237
                                --------    -------       -------     ------     -------         -----        ------
Total 2003..................       1,264        344         (365)        (7)        (60)           80         1,256
                                ========    =======       =======     ======     =======         =====        ======
Pension and retirement costs         559         94          (69)        (9)         (7)           --           568
Deferred income taxes.......         238         55           --         (9)        (48)           --           236
Restructuring...............         309         25         (152)         --        (27)           --           155
Environmental...............         121          3          (12)         --        (17)           --            95
Other.......................         255        172         (183)        (2)        (32)           --           210
                                --------    -------       -------     ------     -------         -----        ------
Total 2002..................       1,482        349         (416)       (20)       (131)           --         1,264
                                ========    =======       =======     ======     =======         =====        ======

___________
(1)  Essentially represents spending for the year.
(2) Includes provision for benefits accrued for long-term service of (euro)48 million. Also includes accounts receivable from Aventis relating to the Environmental Indemnification Agreement (see Note 25a) of (euro)35 million.

(c)  Pension, retirement and other post-employment obligations

Rhodia provides pension and retirement benefits, including defined benefit pension plans which cover the majority of employees. The specific features of the plans (benefit formulas, funding policies and types of assets held) vary depending on regulations and laws in the country in which the employees are located. The principal commitments of Rhodia for pension and retirement plans are in the U.S., the United Kingdom and France.

Actuarial valuations of these obligations are calculated each year in most countries. These calculations are based on: (a) turnover assumptions for current personnel, mortality assumptions for plan participants and assumptions concerning future salary increases; (b) a retirement age of 60 to 65 and other retirement assumptions reflecting local economic and demographic factors; (c) discount rates (used in determining the actuarial present value of the projected benefit obligation) of 5% as of December 31, 2003 (5.75% as of December 31,
2002) for French plans, 6% as of December 31, 2003 (6.75% as of December 31,
2002) for U.S. plans and 5.8% as of December 31, 2003 (5.9% as of December 31,
2002) for the United Kingdom plans; and (d) expected long-term rates of return on plan assets of 8.5% as of December 31, 2003 (9% as of December 31, 2002) for U.S. plans and 8% as of December 31, 2003 (8% as of December 31, 2002) for the United Kingdom plans.

Concerning defined benefit plans in France, these plans are unfunded. The related liabilities to these employees have been calculated as of December 31, 2003, taking into consideration the regulations issued as of August 21, 2003 relating to retirement benefit obligations.

As of October 1, 1988, the vested benefits of retired and early-retired employees of French companies were irrevocably transferred to an insurance company.

The following tables reconcile the funded status of the plans with amounts recognized in the consolidated balance sheets as of December 31, 2003 and 2002.


                                                                                                       Other post-
                                                                                  Pension and           employment
                                                                              retirement benefits        benefits
                                                                                 2003      2002        2003      2002
                                                                                 ----      ----        ----      ----
PROJECTED BENEFIT OBLIGATION
Benefit obligation, January 1................................................     2,056     2,173        59       64
                                                                                -------   -------     -----    -----
French companies.............................................................       674       614        --       --
Foreign companies............................................................     1,382     1,559        59       64
                                                                                -------   -------     -----    -----
Service cost.................................................................        33        37         1        1
Interest cost................................................................       118       131         4        4
Plan changes.................................................................         3         5        --       (2)
Acquisitions and divestitures................................................         1       (16)       --       --
Curtailments and settlements.................................................         1         1        --       --
Actuarial (gains)/losses.....................................................       191        22         5        6
Benefits paid................................................................      (129)     (138)       (4)      (4)
Translation..................................................................      (124)     (159)       (9)     (10)
                                                                                -------   -------     -----    -----
Benefit obligation, December 31..............................................     2,150     2,056        56       59
                                                                                =======   =======     =====    =====
French companies.............................................................       743       674        --       --
Foreign companies............................................................     1,407     1,382        56       59
PLAN ASSETS AT FAIR VALUE
Fair value, January 1........................................................     1,122     1,281        --       --
Actual return on plan assets.................................................       123      (73)        --       --
Employer contributions.......................................................         4       158         3        4
Plan participant contributions...............................................         4         4        --       --
Benefits paid................................................................       (77)      (91)       (3)      (4)
Acquisitions and divestitures................................................        --        --        --       --
Curtailments and settlements.................................................        (1)      (15)       --       --
Translation..................................................................      (109)     (142)       --       --
                                                                                -------   -------     -----    -----
Fair value, December 31......................................................     1,066     1,122        --       --
                                                                                =======   =======     =====    =====
Projected benefit obligation in excess of (less than) plan assets............     1,084       934        56       59
Unamortized net gains/(losses):
  Unrecognized net gains/(losses)............................................      (650)     (607)      (20)     (19)
  Net transition (debit)/credit..............................................        --        --        (5)      (7)
  Plan amendments............................................................        (3)      (11)       --       --
                                                                                -------   -------     -----    -----
PENSION LIABILITY (PREPAID PENSION COST) RECOGNIZED IN THE CONSOLIDATED
  BALANCE SHEET..............................................................       431       316        31       33
                                                                                =======   =======     =====    ======
Long-term liability..........................................................       589       518        30       32
Short-term liability.........................................................        55        50         1        1
Prepaid pension cost.........................................................      (213)     (252)       --       --

The plans for which the accumulated benefit obligation, based on current salaries, is in excess of plan assets are summarized below:

                                                                  2003    2002
                                                                  ----    ----
Present value of accumulated benefit obligations:
     France..................................................      689    631
     U.S.....................................................      296     28
     United Kingdom..........................................      792    790
     Other...................................................      217    202
Present value of projected benefit obligations:
     France..................................................      743    674
     U.S.....................................................      317     28
     United Kingdom..........................................      872    867
     Other...................................................      218    205
Fair value of plan assets:
     France..................................................       --     --
     U.S.....................................................      258     13
     United Kingdom..........................................      742    766
     Other...................................................       66     56

Concerning the U. S. plan, the variation is due to the market value of the plan asset being less than the benefit obligation in 2003, whereas in 2002 the position was the opposite for essentially all of the plans.

Net periodic pension cost includes the following components:

                                                          2003     2002    2001
                                                          ----     ----    ----
Benefits earned during the year..........................    33       37     51
Interest cost............................................   118      131    138
Expected return on plan assets...........................   (83)    (102)  (128)
Net amortization and other deferrals.....................    33       38     31
                                                          -----    -----  -----
Net pension expense......................................   101      104     92
                                                          =====    =====  ======

(d)  Reserves for restructuring costs

Restructuring reserves relate to the following costs:

                                                             2003   2002
                                                             ----   ----
Employee termination benefits............................     51     67
Closure costs............................................     36     37
Environmental costs......................................     65     51
                                                            ----   ----
Total....................................................    152    155
                                                            ====   ====

Employee termination benefit costs include certain early retirement, severance and other benefits associated with termination plans. The plans implemented by the non-French Rhodia companies include compulsory and voluntary measures. Compulsory severance benefits are reserved for as of the date of announcement of the plan by the management having the appropriate authority to approve the plan, and voluntary severance benefits are reserved for upon acceptance by employees. Environmental costs included under this caption relate to operations subject to restructuring measures (see Note 19f).

Restructuring costs for the years ended December 31, 2003, 2002 and 2001 follow:

                                                         2003     2002    2001
                                                         ----     ----    ----
Reserves as of January 1................................  155      309    238
                                                         -----   ------  -----
New measures............................................   73       29    178
Changes in estimates of earlier measures................   (2)      (4)   (15)
                                                         -----   ------  -----
Charged to operations...................................   71       25    163
                                                         -----   ------  -----
Expenditures charged to the reserve.....................  (93)    (152)  (113)
Effect of changes in structure and other (1)............   35       --     15
Effect of changes in exchange rates.....................  (16)     (27)     6
                                                         -----   ------  -----
--Long-term reserves....................................   24       38     62
--Short-term reserves...................................  128      117    247
                                                         -----   ------  -----
Reserves as of December 31..............................  152      155    309
                                                         =====   ======  =====
___________
(1) Includes a (euro)32 million increase in provisions included in the Aventis indemnification that had no impact on net income.

In 2003, new measures consist of (euro)73 million and correspond mainly to:

     o Industrial restructurings, principally at the HPCII business of the Consumer Care and Food Division ((euro)12 million) corresponding to manufacturing operations of tri-polyphosphate (STTP) at Rouen, the Chirex business of the Pharmaceuticals and Agrochemicals Division ((euro)4 million) corresponding to industrial productivity at the Holmes Chapel, Dudley and Annan sites, and the Intermediates business of the Pharmaceuticals and Agrochemicals Division and the Eco Services business of the Industrial Care and Services Division at the St. Fons site in France ((euro)6 million).
     o Retirement costs ((euro)2 million) at the Intermediates business of the Pharmaceuticals and Agrochemicals Division and the Polyamide Intermediates business of the Automotive, Electronics and Fibers Division.
     o Productivity plans at the service functions (Engineering, Finance, Human Resources, etc.) and at the Corporate staff for a total of
          (euro)24 million.
     o Other restructuring plans totaling (euro)16 million in Europe, (euro)6 million in North America, (euro)2 million in Latin America and (euro)1 million in Asia principally concerning improvements in industrial productivity and administrative measures.

In 2003, the utilization of provisions for (euro)98 million principally relate to the restructuring plans of 2001 ((euro)27 million) and 2003 ((euro)42 million), in particular:

     o in France, (euro)32 million relating to industrial restructuring at the Chalampe, Valence and Belle Etoile sites, as well as productivity improvements in different functions, principally Engineering and Research and Development and administrative cost reductions.
     o in North America, (euro)30 million principally relating to environmental expenses ((euro)9 million) at the Martinez, Portland and Silver Bow sites and to closure costs at other industrial sites ((euro)8 million).
     o in the United Kingdom, (euro)21 million principally relating to closure costs of the Whitehaven site ((euro)8 million) and to expenses relating to the 2002 and 2003 Chirex restructuring plans ((euro)9 million) at the Holmes Chapel, Dudley and Annan sites.
     o in the rest of Europe, ((euro)9 million) and in other countries ((euro)3 million) relating to productivity improvements at various industrial and administrative sites.

In 2002, new measures for (euro)29 million principally concerned industrial restructuring at the Eco Services business--Industrial Care and Services Division ((euro)9 million), the launch of industrial restructuring at Chirex--Pharmaceuticals and Agrochemicals Division ((euro)7 million) and productivity plans at various headquarters sites ((euro)4 million).

In 2002, utilization of provisions for (euro)152 million mainly corresponds to expenses relating to the 2001 restructuring plans in particular:

     o in France for an amount of (euro)47 million relating mainly to industrial rationalizations, principally at Lille, Belle Etoile, Chalampe and Pont de Claix, and a number of administrative actions.
     o in the United Kingdom for an amount of (euro)41 million relating mainly to industrial rationalizations, principally at Whitehaven, Staveley and Avonmouth, and administrative actions at the headquarters sites.
     o in North America for an amount of (euro)35 million relating mainly to industrial rationalizations at a number of industrial sites (New Brunswick, Martinez, Buckingham, Morrisville and Silver Bow) and a number of administrative actions at the Consumers Care and Food Division, the relocation of the Shelton headquarters to Cranbury and other productivity improvements at shared services at Cranbury.
     o in the rest of Europe and other countries for an amount of (euro)19 million and (euro)10 million, respectively, relating mainly to industrial rationalizations and other administrative actions.

In 2001, Rhodia launched a major reorganization plan. New measures relating to this plan amounted to (euro)178 million and mainly involve rationalization plans and productivity improvements in the following countries:

     o the United States for an amount of (euro)51 million relating mainly to: the closing of three manufacturing sites: St Louis, Missouri and New Brunswick, New Jersey of the Pharmaceuticals and Agrochemicals Division, as well as Troy, New York of the Industrial Care and Services Division. The amount relating to the closure of these three sites is (euro)27 million, the closing of the Shelton, Connecticut headquarters site together with productivity improvements in shared services at Cranbury, New Jersey for a total amount of (euro)13 million and productivity improvements mainly in the Consumer Care and Food Division for an amount of (euro)8 million.
     o France for an amount of(euro)62 million relating mainly to: the cessation of the manufacturing of a product of the Pharmaceuticals and Agrochemicals Division at the Lille site ((euro)14 million), manufacturing productivity improvements of the Pharmaceuticals and Agrochemicals Division ((euro)12 million) relating to the St. Fons, Mulhouse and Salindres sites, productivity improvements of the Automotive, Electronics and Fibers Division ((euro)12 million) relating to the Belle Etoile and Chalampe sites, productivity improvements of the Industrial Care and Services Division ((euro)7 million) relating to the St. Fons, Collonges and Ribecourt sites and productivity improvements at the Division and Corporate functions ((euro)12 million).
     o other European countries for an amount of(euro)45 million relating mainly to: England ((euro)17 million) primarily relating to productivity measures at the Avonmouth site of the Pharmaceuticals and Agrochemicals Division, the Staveley site of the Industrial Care and Services Division, as well as at the headquarters site at Watford, Italy with the closure of production facilities of the Automotive, Electronics and Fibers Division ((euro)9 million), Switzerland ((euro)7 million) with a competitive improvement program at the Emmenbrucke (Automotive, Electronics and Fibers) and Kreuzlingen (Consumer

          Care and Food) sites, Spain ((euro)3 million) concerning the head office in Madrid and the Huelva Consumer Care and Food Division, Belgium with rationalization measurements at the Rieme site (Industrial Care and Services) for an amount of(euro)3 million and productivity measurements in other European countries ((euro)6 million).
     o Brazil for an amount of (euro)13 million relating mainly to: the reorganization of South America Automotive, Electronics and Fibers as well as industrial rationalization measures ((euro)4 million), the stopping of the Acetow production facilities (Consumer Care and Food) at the Santo Andre site ((euro)6 million) and other measurements relating mainly to administrative productivity improvements at Rhodia's head office in Sao Paulo.
     o Other countries for an amount of (euro)7 million relating mainly to the Silica activity (Industrial Care and Services) in Korea with the closing of production facilities and the rationalization of the headquarters site and a productivity improvement plan in Mexico.

In 2001, the changes of estimates mainly relate to reduced environmental costs at Lille, France ((euro)7 million) and Pont de Claix ((euro)8 million).

The utilization of reorganization provisions in 2001 relate mainly to:

     o France ((euro)35 million) relating to the implementation of the industrial rationalization and administrative actions.
     o    England ((euro)25 million) in particular for the former A&W sites.
     o the United States ((euro)36 million) in particular because of the rationalizations started with the acquisition of A&W.

(e)  2004 Restructuring Plans

Rhodia announced the streamlining and simplification of its activities which includes reorganization plans based on the reduction of the number of enterprises from seventeen to nine, the reduction of corporate structures and costs and the realignment of support functions under a platform of shared services. This reorganization, which could eliminate approximately 1,080 positions, of which approximately 580 of these positions are in France, expects to achieve an annual savings of (euro)165 million by 2006. No provision for these restructuring plans was made as of December 31, 2003, since:

     o currently the number of positions to be eliminated is only a target by function and the precise identification of the number of positions to be eliminated has not yet been completed. As such, the costs of these restructuring plans have not been determined, and
     o communication of these restructuring plans to affected employees has not been performed. In particular, in France, the restructuring plans were not yet presented to the employees' representatives pursuant to the requirements of Title IV.

The accounting for a substantial portion of these plans should occur in the first semester of 2004 upon the necessary commitment of the plans in order to record the accruals.

(f)  Environmental

Environmental liabilities decreased (euro)(12) million compared with 2002. The variation is essentially due to new measures of (euro)13 million, offset by expenditures charged to the reserve that totaled (euro)(20) million and translation that totaled (euro)(2) million.


20.  FINANCIAL DEBT (SHORT-TERM AND LONG-TERM)

(a)  Secured Coordination Agreement

On December 23, 2003, Rhodia and certain of its subsidiaries entered into a Secured Coordination Agreement ("SCA") with twenty-three of its creditor banks. The SCA provides for the maintenance of certain existing lines of credit ("Affected Facilities") totalling (euro)968 million as of November 30, 2003 (including certain affiliate lines of credit, principally Primester) to May 15, 2004, and for the extension of any final maturity date falling before then to May 15, 2004. The term of the SCA will be extended beyond May 15, 2004 to the expected date of the receipt of the net cash proceeds of the share capital increase if the share capital increase is launched and fully underwritten prior to May 15, 2004, but in any event no later than June 30, 2004. The SCA also provides for the harmonization of interest rates, financial covenants and ratios, and events of default across the Affected Facilities. The SCA also provides for the prepayments of approximately 5% of the Affected Facilities both on December 23, 2003 and on the first draw down of the refinancing facilities agreement. All Affected Facilities were recorded as short-term borrowings and current portion of long-term debt as of December 31, 2003.

Pursuant to the SCA, the banks agreed to maintain their existing facilities and not take any action against Rhodia or any of its subsidiaries with respect to any default that may occur under these existing facilities conditioned upon the above mentioned prepayments and subject to representations and undertakings which apply to, and override current representations and undertakings in, all underlying facilities. In particular, Rhodia has undertaken to:

     o initiate and implement an asset disposal program to generate net cash proceeds of at least (euro)700 million by December 31, 2004, of which at least (euro)400 million of net cash proceeds are to be generated by June 30, 2004 (of which at least (euro)200 million is received in cash by June 30, 2004 with the balance to be received in cash by December 31, 2004), and to apply 50% of any net cash proceeds received under the asset disposal program in excess of (euro)700 million towards prepayment of the Affected Facilities;
     o launch a share capital increase by May 15, 2004 to generate net cash proceeds of at least (euro)300 million and to apply 25% of any net cash proceeds received under the share capital increase in excess of
          (euro)300 million towards prepayment of the Affected Facilities;
     o enter into a refinancing facilities agreement aggregating (euro)758 million (including certain affiliates, principally Primester) with the SCA creditor banks by February 27, 2004, consisting of a (euro)119 million short-term facility (including certain affiliates, principally Primester) maturing December 31, 2004 and a (euro)639 medium-term facility (including certain affiliates, principally Primester) maturing March 31, 2006 which will be used to refinance certain Affected Facilities of which the initial drawdown is conditioned, among other things, upon the receipt of at least (euro)300 million of net cash proceeds from the share capital increase;
     o enter into a security sharing agreement as soon as reasonably practicable to grant a security interest in certain assets of Rhodia S.A. and to guaranty its obligations under the SCA; and
     o negotiate and agree on revised covenants and defaults with certain of its lessors and securitization programs.

The SCA requires Rhodia to provide financial information to the banks with respect to its accounts and to the consolidated accounts as well as budgets and cash flow statements. Financial ratios are to be tested quarterly. Rhodia will be required to maintain a ratio of its consolidated net indebtedness to adjusted EBITDAR to be less than 9.0:1.0 in respect of the twelve-month period ended on December 31, 2003, and 9.5:1.0 in respect of the twelve-month period ending on March 31, 2004. Its ratio of EBITDAR to net financial expenses is not to be less than 2.0 to 1.0 in respect of the twelve-month period ended on December 31, 2003, and 1.75 to 1.0 in respect of the twelve-month period ending on March 31, 2004. Finally, its consolidated net indebtedness must not be greater than
(euro)3,850 million on December 31, 2003 and (euro)4,050 million on March 31, 2004. As of December 31, 2003, Rhodia was in compliance with these covenants. For purposes of the SCA: (i) Consolidated Net Indebtedness is defined as long-term debt, bank overdrafts, current portion of long-term debt, guarantees given with respect to financial indebtedness of third parties or joint ventures or unconsolidated subsidiaries, outstanding amounts with respect to any securitization program and outstanding amounts under a lease, and short-term borrowings minus the aggregate of cash, short-term deposits and marketable securities; (ii) Adjusted EBITDAR is defined as Rhodia's and each Relevant Entity's EBITDAR; (iii) EBITDAR is defined as operating income (before restructuring costs and after the cash impact of provisions other than provisions for restructuring) plus depreciation and amortization of tangible and intangible assets plus the aggregate amount of any lease rental payments; (iv) a Relevant Entity is defined as an unconsolidated subsidiary or joint venture entity in which Rhodia owns or effectively controls at least 20% of the capital and voting rights, and which a guarantee, indemnity or similar assurance of the financial indebtedness has been given; and (v) Net Financial Expenses are defined as the aggregate of interest on financial debt and financing operations, after capitalization of interest costs, minus the interest income in financial assets.

Certain terms of the SCA relating to amendments to lease agreements caused Rhodia to record certain operating leases, approximating (euro)260 million, as capital leases as of December 31, 2003 (see Notes 7a and 20g).

The costs expected to be incurred by Rhodia during the renegotiation of these financings with its creditor banks amounted to (euro)53 million, principally relating to costs paid to its bankers and advisors, including (euro)19 million paid as of December 31, 2003. In accordance with accounting standards applicable to these costs, they will be spread over the term of the renegotiated loans, based on the interest method. These costs will increase the costs of interest by 3.7% per year. These costs will be immediately expensed if the medium-term financing is not put into place.

(b)  Financial debt - net

                                                              2003    2002
                                                              ----    ----
Financial debt (1)........................................   3,333   2,384
Marketable securities.....................................    (253)   (108)
Cash and cash equivalents.................................    (513)   (143)
                                                            ------  ------
Total.....................................................   2,567   2,133
___________
(1) The above mentioned financial debt is defined differently for accounting purposes than for the SCA.

On June 1, 2003, Rhodia issued a private placement of bonds to international institutional investors. The offering consists of the following series:

     o    $200 million principal amount of 7.625% senior notes due 2010,
     o    (euro)200 million principal amount of 8.000% senior notes due 2010,
     o $385 million principal amount of 8.875% senior subordinated notes due 2011, and
     o (euro)300 million principal amount of 9.250% senior subordinated notes due 2011.

Rhodia has the right to prepay some or all of these bonds after June 1, 2007.

(c)  Financial debt consists of the following as of December 31

                                                                                                                2003
                                                                                                              --------
European medium-term notes, due May 31, 2005, interest at 6.25%.....................................             500
European medium-term notes, due March 31, 2006, interest at 6%......................................             300
Senior notes, $ tranche, due June 1, 2010, interest at 7.625% (5)...................................             158
Senior notes,(euro)tranche, due June 1, 2010, interest at 8% (5)....................................             200
Senior subordinated notes, $ tranche, due June 1, 2011, interest at 8.875% (5)......................             305
Senior subordinated notes,(euro)tranche, due June 1, 2011, interest at 9.25% (5)....................             300
U.S. private placement notes, due June 30, 2004, interest at 9%(1) (2)..............................             170
U.S. private placement notes, due June 30, 2004, interest at 9.45%(1) (2)...........................              59
Revolving syndicated and other bilateral credit facilities, due through 2007,
  interest at Libor plus 0.25% to 3.05% (3).........................................................           1,025
Capital lease obligations, due through 2006 (4).....................................................             264
Other obligations, due through 2016, interest at 1% to 7.9%.........................................              34
Commercial paper, due 1 to 3 months, interest at Euribor plus 0.4%..................................              18
                                                                                                              ------
Total...............................................................................................           3,333
                                                                                                              ======

___________

(1) As of September 12, 2003, Rhodia amended the U.S. Private Placement ("USPP") Notes to modify the stockholders' equity covenant, the net debt to EBITDA and the EBITDA to financial expense covenant ratios contained in this agreement. Since Rhodia did not expect to be in compliance with these financial covenants as of December 31, 2003, it negotiated repayment conditions with the USPP note holders that provide for repayment of one-half of these notes by the end of February 2004 and the remaining notes by June 30, 2004. Each repayment includes accrued interest, and a contractual make-whole payment of approximately $84 million for which Rhodia recorded a provision in the fourth quarter of 2003. Since Rhodia will repay these notes during the first half of 2004, it recorded the USPP as short-term borrowings and current portion of long-term debt as of December 31, 2003.

(2)  Interest rate increase was effective July 31, 2003.

(3) (euro)941 million of these facilities are recorded as short-term borrowings and current portion of long-term debt as of December 31, 2003 as those facilities are either Affected Facilities under the SCA (see Note 20e) or are short-term facilities.

(4) (euro)259 million of these facilities are recorded as short-term borrowings and current portion of long-term debt as of December 31, 2003 as those facilities are Affected Facilities under the SCA.

(5) Since November 28, 2003 the interest rates were raised contractually by 0.25%. This increase will be in place until the bonds are registered.


                                                                                      2002
                                                                                    -------
European medium-term notes, due May 31, 2005, interest at 6.25%............            500
European medium-term notes, due March 31, 2006, interest at 6%.............            300
U.S. private placement notes, due July 31, 2009, interest at 7.75%.........            205
U.S. private placement notes, due July 31, 2012, interest at 8.2%..........             71
Revolving syndicated and other bilateral credit facilities,
  due through 2007, interest at Libor plus 0.25% to 0.9% ..................          1,121
Capital lease obligations, due through 2006................................              6
Other obligations, due through 2016, interest at 1% to 7.9%................              6
Commercial paper, due 1 to 3 months, interest at Euribor plus 0.4%.........            175
                                                                                    ------
Total......................................................................          2,384
                                                                                    ======

All financial debt is non-convertible and is senior debt unless otherwise noted.

(d)  Analysis by currency

                                                            2003      2002
                                                            ----      ----
Euro...................................................     1,741    1,209
U.S. dollar............................................     1,295      972
Japanese yen...........................................       232       94
U.K. sterling..........................................         3       29
Brazilian real.........................................         1        3
Other..................................................        61       77
                                                           ------   ------
Total..................................................     3,333    2,384
                                                           ======   ======

This breakdown by currency of origin does not reflect Rhodia's exposure to these currencies' interest rates. A portion of these loans are hedged in various other currencies.

(e)  Maturities of financial debt as of December 31 follow

                                                                 2003      2002
                                                                 ----      ----
2003.......................................................         --      645
2004.......................................................      1,447      404
2005.......................................................        522      537
2006.......................................................        356      488
2007.......................................................         12        6
2008.......................................................          9        5
Subsequent years...........................................        987      299
                                                                 -----    -----
Total......................................................      3,333    2,384
                                                                 =====    =====

As of December 31, 2003, the majority of bank debt is reported as short-term because of the provisions of the SCA, which state that maturities at the latest are June 30, 2004. Their maturities will be extended to March 31, 2006 by the end of June 2004 in accordance with the terms and conditions of the SCA (see
Note 20a above). Rhodia and certain of its subsidiaries have other existing bank facilities.

(f)  Analysis by interest rate

Financial debt breaks down between fixed and floating rate debt (excluding the effect of interest rate swaps--see note 25d) as of December 31 follows:

                                                    2003      2002
                                                    ----      ----
Floating rate...................................... 1,270    1,259
Fixed rate......................................... 2,063    1,125
                                                    -----    -----
Total.............................................. 3,333    2,384
                                                    =====    =====

After interest rate swaps, the fixed rate portion of Rhodia's financial debt is equal to (euro)1,516 million as of December 31, 2003 compared with (euro)1,358 million as of December 31, 2002.

(g)  Obligations under capital leases

                                                         2003      2002
2003................................................      --        2
2004................................................     259        2
2005................................................       2        1
2006................................................       3        1
                                                        ----      ----
Total...............................................     264        6
                                                        ====      ====

The increase in obligations under capital leases as of December 31, 2003 is a result of modifications to the lease agreements that were required as an undertaking of Rhodia in the SCA (see Note 20a).

(h)  Fair value of financial debt

As of December 31, 2003, Rhodia's debt (with the exception of the USPP notes) had a market value that was 9% below its carrying value (7% for senior debt and 12% for subordinated debt) because of the evolution of interest rates and the present credit rating of Rhodia.

(i)  Rating

Rhodia is rated by two international rating agencies. A possible change in these ratings cannot accelerate the repayment of any outstanding debt, nor increase the interest cost of any financings.

(j)  Available lines of credit

As of December 31, 2003, with the signing of the SCA, Rhodia used the majority of its credit lines but still had (euro)766 million of cash and cash equivalents and marketable securities available.

21.  OTHER CURRENT LIABILITIES

Other current liabilities consist of the following as of December 31:

                                                                 2003      2002
                                                                 ----      ----
Payables related to fixed asset acquisitions................      33        59
Accrued payroll costs.......................................     183       197
Accrued taxes...............................................     113       169
Accrued interest payable....................................      52        46
Unrealized losses on financial instruments..................     102        23
Other.......................................................     328       328
                                                               -----     -----
Total.......................................................     811       822
                                                               =====     =====

22.  FINANCIAL EXPENSE--NET

                                                    2003      2002       2001
                                                    ----      ----       ----
Interest expense.................................  (187)     (139)      (179)
Interest income..................................    62        31         24
Capitalized interest.............................     3         8         19
Other financial charges--net (1).................  (128)      (23)       (50)
                                                  ------    ------     ------
Financial expense--net...........................  (250)     (123)      (186)
                                                  ======    ======     ======
___________
(1) Includes a provision for the make whole payment to the U.S. private placement note holders of (euro)(68) million (see Note 20c).

In 2003, the average interest rate on financial debt was 10.6% (2002: 5.2%; 2001: 5.8%). Cash paid to third parties for interest expense in 2003 amounted to
(euro)177 million (2002: (euro)127 million; 2001: (euro)163 million).


23.  OTHER INCOME/(EXPENSE)--NET

                                                      2003      2002      2001
                                                      ----      ----      ----
Gains/(losses) on disposals of assets--net (1)......  (31)      (34)       15
Net gains/(losses) on foreign currency..............   13        14        (7)
Dividends from other investments....................    2         3         4
Losses on financial assets (2)......................  (30)      (12)      (17)
Loss on sales of receivables........................  (21)      (29)      (27)
Other income/(expense)--net (3).....................  (31)      (14)      (76)
                                                    ------    ------    ------
Total...............................................  (98)      (72)     (108)
                                                    ======    ======    ======
___________
(1) Including loss on disposal of Rhodia-Ster of(euro)(13) and Teris(euro)(7) in 2003 and loss of disposal of Rhodia-Ster of(euro)(109) in 2002.
(2) Including Setila (euro)(13), Tergal Fibers (euro)(3) and Bel Air (euro)(2), A&W India (euro)(5) and Nycoa (euro)(5) in 2003.
(3)  Includes Silver Bow litigation settlement (euro)(16).


24.  INCOME TAXES

(a)  Analysis of income taxes

                                                   2003                        2002                          2001
                                          ----------------------      ----------------------     ---------------------------
                                                          Income                      Income
                                                            tax                         tax                       Income tax
                                          Income/(loss)  (expense/    Income/(loss)  (expense/    Income/(loss)   (expense)/
                                           before taxes   benefit      before taxes   Benefit     before taxes      Benefit
                                           ------------   -------      ------------   -------     ------------      -------
French companies.....................         (361)       (187)          (72)             --           (155)          88
Foreign companies....................         (146)         45           228             (66)           (48)          (2)
                                            -------       ------       ------          ------        -------        -----
Total................................         (507)       (142)          156             (66)          (203)          86
                                            =======       ======       ======          ======        =======        =====
Current income taxes.................                      (40)                          (59)                        (94)
Deferred income taxes................                     (102)                           (7)                        180
                                                          ------                       ------                       -----
Total................................                     (142)                          (66)                         86
                                                          ======                       ======                       ======

Current income taxes means cash paid or to be paid to tax administrations for the year based on the rules and rates applicable in the different countries. Cash paid to tax administrations in 2003 amounted to (euro)46 million (2002: (euro)36 million; 2001: (euro)56 million). For French companies controlled more than 95% by Rhodia, current income taxes are calculated based on an integrated tax group in place since January 1, 1999 that is for a five-year period, renewable by Rhodia.

Rhodia recorded a correction of an error relating to deferred income taxes of certain of its U.S. operations. In accordance with French GAAP, Rhodia recorded a (euro)18 million cumulative tax benefit in the current year. If this error had not occurred, the net loss for the years ended December 31, 2003, 2002 and 2001 would have increased/(decreased) by (euro)18 million, (euro)(38) million and
(euro)26 million, respectively.

(b)  Analysis of effective tax rate (in %)

Income before income taxes in 2003 was (euro)(507) million compared with
(euro)156 million in 2002 and (euro)(203) million in 2001. The effective tax rate for 2003 is not representative principally due to the writeoff of deferred tax assets in 2003 in accordance with the asset impairment tests described in Notes 3 and 24c. The writeoff totaled (euro)193 million, including (euro)168 million relating to France, and the balance of (euro)25 million related to other countries.

The effective income tax rate in 2003 was 10.0% (after adjusting for the deferred tax asset valuation allowance) compared with 42.3% in 2002 and 42.4% in 2001. An analysis of the effective incomes tax rate follows:


                                                         2003     2002    2001
                                                         ----     ----    ----
                                                                 (In %)
Statutory tax rate in France.........................    33.3     33.3    33.3
                                                       -------   ------  ------
Effect of French surtax..............................      --       --     2.1
Effect of rate differences between France
  and other countries................................     2.7     (4.4)    3.3
Loss carryforwards and other tax credits.............   (20.2)    (7.1)    9.2
Permanent differences on losses on
  disposals of assets................................      --     10.0      --
Other permanent differences (1)......................    (5.8)    10.5    (5.5)
                                                       -------   ------  ------
Effective tax rate...................................     10.0    42.3    42.4
                                                       =======   ======  ======
___________
(1)  Includes the deferred income tax correction in 2003 (see Note 24a above).

(c)  Deferred income taxes recorded on the balance sheet at December 31

                                                                 2003    2002
                                                                 ----    ----
Long-term liabilities.........................................   (131)   (217)
Short-term liabilities........................................     (7)    (19)
                                                               -------  ------
Total.........................................................   (138)   (236)
                                                               =======  ======
Long-term assets--net.........................................     75     195
Short-term assets--net........................................     86     152
                                                               ------   ------
Total--net of valuation allowances............................    161     347
                                                               ------   ------
Net...........................................................     23     111
                                                               ======   ======

Deferred tax liabilities principally relate to temporary differences between the book value and tax basis of tangible assets. Deferred tax assets principally relate to pension and retirement provisions and to tax loss carryforwards.

Concerning French companies, the deferred tax assets recorded as of December 31, 2002 were (euro)168 million, the same as of December 31, 2001 because of a decision not to recognize additional deferred tax assets in 2002. No valuation allowance was required as of December 31, 2002 as the cash flow projections confirmed that these assets were more likely than not recoverable, after considering tax optimization measures. As a result of the losses recorded in 2003, the new medium-term plans and the anticipated restructuring plans, the valuation allowance was reviewed as of December 31, 2003 and it became necessary to provide a full valuation allowance since it was determined that these deferred tax assets were less than likely to be recovered. Similar analyses were performed for foreign legal entities that experienced losses where it became evident that the deferred tax assets were less than likely to be recovered.

(d)  Valuation allowances against deferred tax assets

Valuation allowances are recorded against deferred tax assets for temporary differences and tax loss carryforwards if these assets are not likely to be recovered. As of December 31, 2003, Rhodia recorded valuation allowances of
(euro)557 million (December 31, 2002: (euro)167 million) against deferred tax assets. They include deferred tax assets related to tax losses (December 31, 2003: (euro)197 million; December 31, 2002: (euro)76 million) that will be forfeited if the losses cannot be set off against taxable income within a specified period. In that regard, it is specified that French tax losses can now be indefinitely carried forward following the enactment of the new tax law.

(e)  Discounting deferred taxes

Rhodia does not discount deferred taxes. After considering the valuation allowances recorded in 2003, Rhodia has a net deferred tax asset of (euro)23 million. Therefore, the impact of discounting would not be significant.


25.  COMMITMENTS AND CONTINGENCIES

                                                                    2003    2002
                                                                    ----    ----
Capital commitments for the acquisition of industrial assets........   14    18
Guarantees given in respect of indebtedness of companies
  accounted for on the equity method(1).............................  146   171
Guarantees given in respect of indebtedness of other
  non-consolidated companies........................................   27    26
Liens granted (2)...................................................   86    73
                                                                    -----  -----
Total...............................................................  273   288
                                                                    =====  =====
___________
(1)  Including Primester of (euro)99 million in 2003 (2002: (euro)119 million).
(2) Liens on assets granted to Mexican customs by Rhodia's Mexican companies of(euro)36 million in 2003 (2002: (euro)43 million).

(a)  Environmental matters

Rhodia's business is subject to extensive, evolving and increasingly stringent laws and regulations in the jurisdictions in which it does business and maintains properties governing the release or discharge of regulated materials into the environment or otherwise relating to the environmental protection or human health and safety. Compliance with environmental laws and regulations has resulted in significant ongoing costs for Rhodia, and could restrict its ability to modify or expand its facilities or continue production, or require Rhodia to install costly pollution control equipment or incur significant expenses, including remediation costs and fines and penalties. Rhodia could also incur significant expenses in the event that new laws, regulations or governmental policies were to require that hazardous wastes, including radioactive wastes, currently stored on-site, be disposed of at off-site locations.

In addition, many manufacturing sites have an extended history of industrial use. As is typical for such businesses, soil and groundwater contamination has occurred in the past at some sites, and might occur or be discovered at other sites in the future. Rhodia is currently in the process of investigating and remediating or monitoring soil and groundwater contamination at certain sites. Rhodia has been and may in the future be liable to contribute to the cleanup of disposal facilities to which it has sent wastes for disposal, pursuant to the U.S. Comprehensive Environmental Response, Compensation and Liability Act (commonly known as "Superfund") and other similar laws. Under these laws, the owner or operator of contaminated properties and the generator of wastes sent to a contaminated disposal facility can be jointly and severally liable for the remediation of such properties, regardless of fault.

Under certain conditions, Rhodia may claim indemnification from Aventis, pursuant to the Environmental Indemnification Agreement with Aventis, dated May 26, 1998, with respect to costs that may arise from certain unanticipated environmental liabilities. On March 27, 2003, Rhodia and Aventis entered into an agreement to settle Rhodia's present and future claims under the Environmental Indemnification Agreement. Pursuant to the settlement, Aventis agreed to pay Rhodia a total of (euro)88 million, which amount includes the (euro)26 million received in 2002 and (euro)31 million received in 2003. The remaining (euro)31 million outstanding is recorded as a long-term receivable (included in Other assets) and bears interest at 7% through the date of payment (at the latest June 15, 2007). The portion of the proceeds that relate to future obligations which currently cannot be specifically identified are included in deferred credits which amounted to (euro)18 million as of December 31, 2003.

Based on current information and reserves established for environmental matters and the provisions of the Environmental Indemnification Agreement, management does not believe that environmental compliance will have a material adverse effect on Rhodia's business, financial condition or results of operations. However, there can be no assurances that future events, such as changes in existing laws, the promulgation of new laws or the development or discovery of new facts or conditions will not cause Rhodia to incur significant additional costs and liabilities that could have a material adverse effect on its business, financial condition or results of operations. Based on available information, management estimates that reasonably possible losses related to environmental contingencies (net of indemnification from Aventis) amount to approximately
(euro)70 million as of December 31, 2003.

(b)  Operating leases

          Future minimum lease payments for operating leases as of December 31 are as follows:

                                                                   2003    2002
                                                                   ----    ----
2003...........................................................     --      53
2004...........................................................     20      48
2005...........................................................     17      43
2006...........................................................     12      28
2007...........................................................      6      16
2008...........................................................      6      16
Thereafter.....................................................     26      54
                                                                 -----   -----
Total..........................................................     87     258
                                                                 =====   =====
Net present value of total future minimum
  lease payments (assumed discount rate of 6%).................     71     214
                                                                 =====   =====

These payments are in relation to the leasing of mobile equipment (barges, rail cars, etc.) and the rental of office buildings. The reduction in these commitments in 2003 results from changes in certain contracts that changed the classification of these leases from operating leases to capital leases (see Notes 7a and 20g).

(c)  Financial instruments

Rhodia's policy consists of systematically covering its overall exposure to currency risks on transactions. The risk of a loss of competitiveness and energy price fluctuations are not systematically hedged. Interest rate risks are hedged based on Rhodia's estimated future exposure, which is periodically reviewed by financial management. The financial instruments used by Rhodia are described in Notes 25d and 25e. The nominal amounts summarized in Note 25d do not represent the amounts exchanged between the parties, and thus are not a measure of Rhodia's exposure through its use of such instruments.

(d)  Interest rate risk management

Rhodia's exposure to interest rate risk essentially relates to its indebtedness (see Note 20) and to a lesser extent its interest rate management activities. As of December 31, 2003 and 2002, Rhodia has firm contracts and options. These firm contracts and options are essentially for duration between three months to eight years.

As of December 31, 2003 and 2002, Rhodia held the following nominal amounts of rate contracts and options (converted into euros at the closing rates). The category "Rate contracts" includes fixed rate contracts for purchases and sales. The category "Options" includes purchase and sale options:

                                              2003                 2002
                                      ------------------- ---------------------
                                         Rate                Rate
                                      Contracts   Options  Contracts    Options
                                      ---------   -------  ---------    -------
Swaps
Euro.................................    4,550        --      4,350        550
U.S. dollar..........................    1,061        --      1,112         --
Japanese yen.........................       67        --         72         --
                                       -------   -------    -------    -------
Subtotal.............................    5,678        --      5,534        550
                                       =======   =======    =======    =======
Futures and options
Euro.................................       48     2,600        170      2,150
U.S. dollar..........................       45       703         76      5,170
Japanese yen.........................       --        --         20         --
                                       -------   -------    -------    -------
Subtotal.............................       93     3,303        266      7,320
                                       -------   -------    -------    -------
Total................................    5,771     3,303      5,800      7,870
                                       =======   =======    =======    =======

For a better understanding of its interest rate position, Rhodia considers that its interest rate contracts and options with matching parameters (settlement dates, notional amounts and reference rates) offset each other. After netting, the balances in the table above would be (euro)1,271 million for interest rate contracts and (euro)2,071 million for options as of December 31, 2003, and
(euro)840 million for interest rate contracts and (euro)7,260 million for options as of December 31, 2002.

The amount of rate contracts and options refer to the nominal amount of these contracts and hence do not reflect the sensitivity of these operations.

(e)  Foreign exchange risk management

Rhodia principally uses fixed or open forward exchange contracts traded over-the-counter on organized markets to manage its foreign exchange risk. The term of these contracts is generally less than six months.

The nominal amounts of Rhodia's forward exchange contracts as of December 31 are summarized below. They have been converted into euros at the closing rate.

                                              2003                2002
                                        ------------------ ------------------
                                           Buy      Sell       Buy      Sell
                                           ---      ----       ---      ----
U.S. dollar.........................       808       504     1,017    1,001
Pound sterling......................        10       194       181      393
Japanese yen........................       238        88       182      315
Brazilian real......................         3        47       103      133
Other currencies....................        59        21        94       96
                                        ------     -----    ------   ------
Total...............................     1,118       854     1,577    1,938
                                        ======     =====    ======   ======

(f)  Fair value of financial instruments

The fair value of financial instruments as of December 31 is summarized below:

                                                                      2003
                                                                ----------------
                                                                 Market   Book
                                                                 Value    Value
                                                                -------- -------
Foreign exchange contracts..................................      (54)    (59)
Interest rate contracts.....................................      (50)    (32)
Commodity contracts.........................................        9       9
                                                                -------- -------
Total.......................................................      (95)    (82)
                                                                ======== =======

(g)  Management of risk of oil-based commodities


Rhodia's exposure to oil-based commodities relates essentially to its purchases of petrochemicals and natural gas. This exposure is hedged using swaps, options and futures that are accounted for on a mark-to-market basis. The nominal value of these contracts as of December 31, 2003 (in Brent barrels based equivalents is 3.7 million barrels) is equivalent to hedging 1.1 million barrels of oil.

(h)  Concentration of counterparty risk

The transactions that potentially generate a concentration of a counterparty risk for Rhodia include short-term deposits, derivative instruments and other financial instruments, and accounts receivable.

Rhodia places its short-term deposits and enters into interest and currency contracts with major banks and financial institutions. Counterparty risk related to accounts receivable is limited due to the large number of customers, their diversification in many industries and their diverse geographic locations. Therefore, as of December 31, 2003 and 2002, Rhodia believes that its counterparty risk in this respect is not significant.

(i)  Claims and litigation

Rhodia is involved in certain litigation in the normal course of business, involving primarily claims by the buyers of businesses sold by Rhodia and civil liability compensation claims related to chemical products sold in the marketplace.

Some of the North American subsidiaries have potential liabilities under the Superfund legislation, as well as other federal and state environmental remediation legislation. In light of the nature of the claims made, the number of defendants and the volume of waste at issue, Rhodia believes that these claims will not result in significant liabilities for Rhodia.

Rhodia also believes that there are no litigation or exceptional issues, taken individually or as a whole, that could have a significant negative impact on its business, financial position or results of operations.

(j)  Commitments linked to the 2002 divestments

Sale of Rhodia-Ster

Rhodia sold its investment in the Rhodia-Ster entity on October 4, 2002. Since it was impossible in Brazil to obtain authorizations from the competition authorities (CADE) and the stock exchange administration (CVM) before closing, Rhodia granted an option to resell to Rhodia the shares acquired from Rhodia if these authorizations were denied. The CADE and CVM authorizations have been granted and the option was withdrawn.

As of December 31, 2003, the purchase price is subject to change based on achieving certain EBITDA levels. Rhodia and Mossi & Ghisolfi have entered into an agreement that provides an additional purchase price to Rhodia of (euro)2 million, payable April 4, 2004.

Total consideration for this transaction includes a $13 million payable to Rhodia, of which $7 million is payable upon Rhodia delivering to the purchaser final documentation on an investment project and $6 million is payable within three years after the closing when this investment is started. An agreement has been signed that provides for the first $7 million payment on April 1, 2004.

Finally, Rhodia recorded a receivable of $5.3 million from the purchaser that is payable in September 2004.

In relation to environmental matters, Rhodia is responsible for remediation efforts for unknown contamination through the date of sale based on the activities conducted by Rhodia. Rhodia believes that this risk is not significant.

The sale included usual guarantees related to accounting, tax and employee matters.

Sale of phenol, HCl and soda ash

Rhodia sold the phenol, HCl (hydrochloric acid) and soda ash businesses to Bain Capital and retained an 18.2% holding of the new group. Guarantees are limited as to the time period and amount involved and to Rhodia's knowledge, are not expected to be called.

In connection with the transfer, Rhodia recorded a vendor note from the purchaser for a total of (euro)22 million which payment is subordinated to the repayment of the new group's bank debt from the acquisition.

The commitments and specific guarantees are as discussed below:

     o Rhodia granted an HCl Product Guarantee and a Test Run Guarantee to reach a certain supply capacity of HCl within eighteen months from the date of sale. Rhodia is committed on an indemnification of a maximum purchase price adjustment of(euro)6 million for the HCl Product Guarantee and(euro)10 million for the Test Run Guarantee. As of December 31, 2003, the conditions of the HCl Product Guarantee were met and this guarantee was withdrawn. Concerning the Test Run Guarantee, because of recent technical problems that occurred at the beginning of 2004, Rhodia estimates that a maximum of(euro)4.5 million of this guarantee will be due to the purchaser at the end of this eighteen month-period (June 30, 2004), and has recorded a provision for this amount as of December 31, 2003.

     o HCl guarantee granted by Rhodia to the purchaser for (euro)5 million for one year, and then declining to (euro)4 million for the following four years to guarantee the supply of HCl by Rhodia.

     o The mining concessions transfers were not completed on the date of sale. Rhodia has given a guarantee to a large international bank for the guarantee given by the bank to the purchaser in the amount of
          (euro)15 million relating to the transfer of mining concessions. This is a declining guarantee over a period of fifteen years that will be cancelled automatically as soon as the French authorities have authorized the transfer of these concessions. Rhodia considers that it is very likely that the transfer should occur by the end of March 2004, based on encouraging information received from the French authorities.

     o Purchase price adjustment in favor of Rhodia, limited to (euro)7 million, based on HCl supplied by Rhodia to the new group. As this clause has no time limit, Rhodia is confident that it may benefit from that adjustment.

This sale also had the usual guarantees related to accounting, tax and employee matters.

     26.  INFORMATION BY SEGMENT AND GEOGRAPHICAL AREA

Rhodia has reorganized its previous internal structure, which was based on five technology-oriented divisions, into a new organization comprised of four market-oriented divisions. In order to ensure comparability of the data, prior years were restated.


Segment information

                                               Pharmaceuticals  Consumer   Industrial   Automotive,
                                                      and       Care and   Care and     Electronics
                                                Agrochemicals     Food     Services     and Fibers      Other     Consolidated
                                                -------------     ----     --------     ----------      -----     ------------
2003
----
Statement of operations information:
Net sales..................................           800         2,092      1,310       1,386           123         5,711
Intersegment revenues......................           (87)          (48)       (47)        (69)           (7)         (258)
                                               -----------      --------   --------     --------       -------     --------
Net sales--external.........................          713         2,044      1,263       1,317           116         5,453
                                               ===========      ========   =======      ========       =======     ========
Operating income/(loss)....................          (108)           36         43          19          (149)         (159)
Depreciation and amortization (excluding
  goodwill amortization)...................          (125)         (199)       (91)       (102)           (7)         (524)
Amortization of goodwill...................          (256)         (338)        (7)         (1)           --          (602)
Equity in earnings/(losses) of affiliated
  companies................................             --           --          2         (97)           --           (95)
Cash flow and balance sheet information:
Capital expenditures.......................             41           77         61          41            13           233
Investments accounted for by the equity
  method...................................              8           26         --          86             3           123
Total segment assets.......................            807        1,366      1,062       1,080          (156)        4,159
                                               -----------      --------   --------     --------       -------     --------
Assets not identifiable with segments......                                                                          2,370
                                                                                                                   --------
Total assets...............................                                                                          6,529
                                                                                                                   ========

                                                 Pharmaceuticals  Consumer   Industrial   Automotive,
                                                        and       Care and   Care and     Electronics
                                                  Agrochemicals     Food     Services     and Fibers      Other     Consolidated
                                                  -------------     ----     --------     ----------      -----     ------------
2002
----
Statement of operations information:
Net sales..................................          1,213         2,325      1,483       1,502           378         6,901
Intersegment revenues......................           (114)          (53)      (50)         (55)          (12)         (284)
                                                   --------      --------   -------     --------        -------      -------
Net sales--external.........................          1,099         2,272    1,433        1,447           366         6,617
                                                   ========      ========   =======     ========        =======      =======
Operating income...........................              36           209       98          118          (110)          351
Depreciation and amortization (excluding
  goodwill amortization)...................             (91)         (125)    (106)         (97)          (28)         (447)
Amortization of goodwill...................             (17)          (22)      (7)          (1)           --           (47)
Equity in earnings/(losses) of affiliated
  companies................................              --             5        2          (45)           --           (38)
Cash flow and balance sheet information:
Capital expenditures.......................              63            94       93           96            28           374
Investments accounted for by the equity
  method...................................               9            42        3          114             4           172
Total segment assets.......................           1,266         2,189    1,164        1,218          (347)        5,490
                                                   ========      ========   =======     ========        =======      =======
Assets not identifiable with segments......                                                                           1,927
                                                                                                                     -------
Total assets...............................                                                                           7,417
                                                                                                                     =======


                                                 Pharmaceuticals       Consumer   Industrial   Automotive,
                                                        and            Care and   Care and     Electronics
                                                  Agrochemicals          Food     Services     and Fibers      Other    Consolidated
                                                  -------------          ----     --------     ----------      -----    ------------
2001
----
Statement of operations information:
Net sales..................................          1,219            2,618         1,616       1,606           783         7,842
Intersegment revenues......................           (208)            (123)         (143)        (73)          (16)         (563)
                                                  ---------        ---------     ---------    --------       -------      --------
Net sales--external.........................         1,011            2,495         1,473       1,533           767         7,279
                                                  =========        =========     =========    ========       =======      ========
Operating income...........................            (34)             113           105          25          (118)           91
Depreciation and amortization (excluding
  goodwill amortization)...................           (107)            (157)         (105)       (112)          (61)         (542)
Amortization of goodwill...................            (38)             (21)          (14)         (1)           (1)          (75)
Equity in earnings/(losses) of affiliated
  companies................................             --                6             5         (28)            1           (16)
Cash flow and balance sheet information:
Capital expenditures.......................            108              134           101         113            27           483
Investments accounted for by the equity
  method...................................              9               51            74         102             2           238
Total segment assets.......................          1,597            2,487         1,377       1,302           164         6,927
                                                  =========        =========     =========    ========       =======      ========
Assets not identifiable with segments......                                                                                 1,855
                                                                                                                          --------
Total assets...............................                                                                                 8,782
                                                                                                                          ========

Segment assets reflect assets directly identifiable with the segments: goodwill, other intangible and tangible assets, investments accounted for by the equity method, inventories and accounts receivable. They also include accounts receivable sold which are eliminated in the "Other" column since this operation is considered a Corporate activity.

As of December 31, 2003, assets not identifiable with segments correspond primarily to cash and cash equivalents and marketable securities ((euro)766 million), other current assets ((euro)758 million), deposits and long-term receivables ((euro)170 million), other investments ((euro)54 million) and deferred charges and other assets ((euro)526 million). These assets are not available on a segment basis as they are managed on either a legal entity basis or directly at the Corporate level.

Information by geographical area of production



                                                     Rest of       North      South             Elimina-    Consoli-
                                             France   Europe      America    America    Other     tions       Dated
                                             ------   ------      -------    -------    -----     -----       -----
2003
----
Revenues...................................    2,210     1,600      1,458        710     598     (1,123)       5,453
Long-lived assets..........................    1,609     1,181        971        341     260          --       4,362

2002
----
Revenues...................................    2,634     1,730      1,803      1,031     631     (1,212)       6,617
Long-lived assets..........................    1,602     1,253      1,568        453     280          --       5,156

2001
----
Revenues...................................    2,685     2,296      1,945      1,181     656     (1,484)       7,279
Long-lived assets..........................    1,700     1,194      1,857        974     262          --       5,987

Long-lived assets include goodwill, other intangible and tangible assets, investments accounted for by the equity method, other investments and other long-term assets excluding deferred tax assets, and long-term deposits and receivables from Aventis companies.

27.  RESEARCH AND DEVELOPMENT EXPENSES

Research and development expenses, including depreciation and amortization, amounted to (euro)203 million in 2003 ((euro)218 million in 2002 and (euro)215 million in 2001). Research and development expenses on the Consolidated Statements of Operations are shown excluding depreciation and amortization.

28.  WAGES, BENEFITS AND NUMBER OF EMPLOYEES

(a)  Wage and benefits of employees

Wages and benefits amounted to (euro)1,334 million in 2003 ((euro)1,546 million in 2002, (euro)1,572 million in 2001).

(b)  Number of employees

The number of employees as of December 31:

                                                   2003      2002       2001
                                                   ----      ----       ----
                                                         (Unaudited)
France........................................      8,420     9,148      9,847
Other countries...............................     14,639    15,375     17,078
                                                  -------   -------    -------
Total.........................................     23,059    24,523     26,925
                                                  =======   =======    =======

(c) Compensation and benefits paid to the members of the board of directors and the Executive Committee

Compensation and benefits allocated to the members of the board of directors (including Directors' fees) and the Executive Committee totaled (euro)7.5 million (27 people) in 2003, (euro)9.6 million (24 people) in 2002 and (euro)8.0 million (25 people) in 2001. In accordance with the announced restructuring plan, nine members resigned from the Executive Committee this year. The amount shown for 2003 reflects nine months of costs for the members who resigned from the Executive Committee. Contributions paid in 2003 with respect to pension for these persons amounted to (euro)0.4 million ((euro)0.6 million in 2002 and (euro)0.5 million in 2001). The amount of severance payments recorded in 2003 was (euro)8.8 million, of which (euro)0.5 million was paid in 2003.


29.  STOCK OPTION PLANS

(a)  Rhodia Plans

In accordance with the authorization of the stockholders at the stockholders' meeting of May 21, 2002, the board of directors decided at its May 28, 2003 meeting to grant two options plans for the purchase of Rhodia shares. Options were granted for 1,312,948 shares and 643,400 shares, respectively, with the second plan having conditions for exercising based on meeting certain financial targets at the end of 2003.

Options granted under the 2001, 2002 and 2003 Plans are exercisable over a twelve-year period, with a vesting period of four years for tax residents of France and three years for tax residents of other countries from the respective dates that the board of directors approved the stock option plans. Options granted under the 1998, 1999/1, 1999/2, 2000/1 and 2000/2 Plans are exercisable over a ten-year period, with a five-year vesting period for tax residents of France and three years for tax residents of other countries from the respective dates that the board of directors approved the stock option plans.

The following table summarizes the status of the stock option plans as of December 31, 2003, 2002 and 2001:

                                                            2003                    2002                  2001
                                                   ------------------------ ---------------------- ------------------------
                                                                 Average                 Average                  Average
                                                                 exercise                exercise                 exercise
                                                   Number of      price     Number of     price      Number of     price
                                                    Options      ((euro))    options    ((euro))      Options     ((euro))
                                                    -------      --------    -------    --------      -------     --------
Number of options outstanding, January 1........     9,099,262    15.10     7,415,422     15.87      4,935,298     15.97
Options granted.................................     1,956,348     6.25     3,000,000     12.04      2,580,267     15.70
Options cancelled/forfeited.....................    (1,082,801)   10.07    (1,316,160)    12.98       (100,143)    16.17
                                                   ------------ -------   ------------   ------    ------------  --------
Number of options outstanding, December 31......     9,972,809    13.89     9,099,262     15.02      7,415,422     15.87
                                                   ============ =======   ============   ======    ============  ========
Number of options exercisable, December 31......     1,481,264    16.02       828,688     15.10         13,460     21.34
                                                   ============ =======   ============   ======    ============  ========

The following table shows the main features of the stock option plans in place as of December 31, 2003:


                                                        Plan      Plan      Plan       Plan      Plan       Plans       Plans
Stock Option Plan                                      1999/1    1999/2    2000/1     2000/2     2001       2002        2003
-----------------                                      ------    ------    ------     ------     ----       ----        ----
Date of stockholders' meeting
  approval...............................             05/13/98  05/13/98  05/13/98   04/18/00  04/18/00    04/18/00    05/21/02
Date of board of directors'
  approval...............................             02/23/99  02/23/99  03/30/00   09/27/00  03/16/01    03/20/02    05/28/03
Date of grant............................             02/23/99  02/23/99  03/30/00   09/27/00  03/16/01    03/20/02    05/28/03
Options granted..........................            1,580,000 1,200,000 2,100,000    150,000 2,580,267   3,000,000   1,956,348
Granted to the board of directors
  and Executive Committee (a)............              558,000   369,000   800,000         --   925,000     970,000     656,100
Number of participants at December
  31, 2003...............................                  339       337       486          1       735         535         548
Exercise price ((euro))..................                15.00     15.00     17.14      16.26     15.70       12.04        5.50
Maximum term (years).....................                   10        10        10         10        12          12          12
Weighted average remaining
  Contractual life (years)...............                 5.17      5.17      6.25       6.75      9.25       10.25       11.42
Options outstanding at beginning of
  year...................................            1,486,700 1,096,005 1,906,275    150,000 2,457,347   1,985,125          --
Options granted..........................                   --        --        --         --        --          --   1,956,348
Options cancelled/forfeited..............              (49,000)  (23,579)  (78,570)  (100,000) (106,837)    (76,475)   (647,580)
Options outstanding at end of year                   1,437,700 1,072,426 1,827,705     50,000 2,350,510   1,908,650   1,308,768
Granted to the board of directors
  and Executive Committee (b)............              122,000    75,000   270,000         --   300,000     240,000     129,500
Options exercisable at end of year                     460,600   326,549   627,065     50,000        --          --          --
Exercisable by the board of directors
  and Executive Committee (b)............                   --        --        --         --        --          --          --

___________
(a)  Historical composition.

(b)  Present composition.

The weighted average remaining contractual life of the outstanding options at the end of 2003 was 8.13 years, 8.63 years in 2002 and 8.91 years in 2001.

(b)  Pro forma effect

If Rhodia had followed the fair value method for the stock option and stock purchase plans established in 2003, 2002 and 2001, net income/(loss) and earnings/(loss) per share would have been as follows:

                                                       2003      2002      2001
                                                       ----      ----      ----
Net income/(loss) as reported......................   (1,351)     (4)      (213)
Less total stock-based employee compensation
  expense determined under the fair value
  method described below for all awards at
  the respective date of grant, net of
  related tax effects..............................       (5)     (4)        (4)
Pro forma net income/(loss)........................   (1,356)     (8)      (217)


                                                       2003      2002      2001
                                                       ----      ----      ----
                                                             (in (euro))
Basic and diluted earnings/(loss) per share:
  As reported......................................    (7.53)    (0.02)   (1.19)
  Pro forma........................................    (7.56)    (0.04)   (1.21)

The fair value of Rhodia stock options granted in 2003, 2002 and 2001 was estimated under the Black-Scholes pricing model using the following assumptions: duration of options 4-5 years, stock price volatility (35%, 37% and 34%, respectively), dividend rate (2.2%, 2.55% and 2.5%, respectively), and risk free interest rate (3.83%, 5.3% and 4.8%, respectively). The weighted average grant date fair value of options granted during 2003, 2002 and 2001 was (euro)1.22,
(euro)3.38 and (euro)3.58, respectively.


30.  SUBSEQUENT EVENTS

No significant transactions have occurred between December 31, 2003 and February 12, 2004 (the date when the board of directors approved Rhodia's 2003 consolidated financial statements).

On February 13, 2004, Rhodia announced entering into exclusive negotiations concerning the sale of its food ingredients business with the Danish company Danisco. The food ingredients business, which includes the cultures, hydrocolloids and food safety products activities, generated sales of (euro)211 million in 2003 and includes 860 employees. The transaction should be finalized during the second quarter of 2004.

31.  CONSOLIDATED SUBSIDIARIES END OF 2003

In 2003, Rhodia's perimeter of consolidation included 176 companies (2002: 179), 152 companies are fully consolidated (2002: 153) and 24 companies are accounted for on the equity method (2002: 26).

The companies are:

Globally integrated subsidiaries                          Countries     % owned
--------------------------------                          ---------     -------
RHODIA ACETOW GMBH..................................       GERMANY          100
RHODIA DEUTSCHLAND GMBH.............................       GERMANY          100
RHODIA GERMANY INTERNATIONAL........................       GERMANY          100
RHODIA GMBH.........................................       GERMANY          100
RHODIA GRUPPENUNTERSTUTZUNGSKASSE GMBH..............       GERMANY          100
RHODIA PERFORM.FIBRES GMBH..........................       GERMANY          100
RHODIA SILICON GMBH.................................       GERMANY          100
RHODIA SYNTECH GMBH.................................       GERMANY          100
RHODIA POLIAMIDA SUCURSAL ARGENTINA.................     ARGENTINA          100
A&W CHEMICALS AUSTRALIA.............................     AUSTRALIA          100
RHODIA AUSTRALIA PTY................................     AUSTRALIA          100
RHODIA SILICONES AUSTRALIA .........................     AUSTRALIA          100
RHODIA TRADING AUSTRALIA ...........................     AUSTRALIA          100
RHODIA BELGIUM......................................       BELGIUM          100

RHODIA CHEMIE NV....................................       BELGIUM          100
ALAVAR SA...........................................        BRAZIL          100
RHODIA BRAZIL LTDA..................................        BRAZIL          100
ZAMIN COMPANY S/A...................................        BRAZIL          100
RHODIA POLIAMIDA BRASIL.............................        BRAZIL          100
RHODIA POLIAMIDA LTDA...............................        BRAZIL          100
RHOPART--PART SERVICIOS E COMERCIO LTDA.............        BRAZIL          100
RHODIA CANADA INC...................................        CANADA          100
RHODIA ENGINEERING PLASTICS INC - CAD...............        CANADA          100
BAOTOU RHODIA RARE EARTHS CO LTD....................         CHINA           55
BEIJING RP EASTERN CHEMICAL LTD.....................         CHINA           70
RHODIA CHINA CO LTD.................................         CHINA          100
RHODIA HENGCHANG ZHANGJIAGANG SPEC CHEM.............         CHINA           70
RHODIA SILICA QINGDAO CO LTD........................         CHINA          100
RHODIA SILICONES SHANGHAI CO LTD....................         CHINA          100
RHODIA SPECIALITY CHEMICALS WUXI-CHINE..............         CHINA           70
SHANGHAI LONG MA ENGINEERING PLACTICS CO............         CHINA           66
RHODIA (SHANGHAI) INTERN. TRADING CO LTD............         CHINA          100
RHODIA WUXI PHARMACEUTICAL CO LTD...................         CHINA          100
RHOHAI FINE CHEMICALS...............................         CHINA          100
RHODIA POLYAMIDES CO LTD............................   SOUTH KOREA          100
RHODIA SILICA KOREA.................................   SOUTH KOREA          100
CONUBEN SL..........................................         SPAIN          100
RHODIA ENGINEERING PLASTICS ESP.....................         SPAIN          100
RHODIA HPCII - ESPAGNE..............................         SPAIN          100
RHODIA IBERIA SA....................................         SPAIN          100
RHODIA IBERLATEX....................................         SPAIN          100
RHODIA SILICONAS ESPANA.............................         SPAIN          100
ALCOLAC INC......................................... UNITED STATES          100
HEAT TREATMENT SERVICES INC......................... UNITED STATES          100
RHODIA CHIREX AMERICA INC........................... UNITED STATES          100
RHODIA ELECTRONICS & CATALYSIS INC.................. UNITED STATES          100
RHODIA ENGINEERING PLASTICS CORP--USA............... UNITED STATES          100
RHODIA FINANCIAL SERVICES INC....................... UNITED STATES          100
RHODIA HOLDINGS INC................................. UNITED STATES          100
RHODIA INC.......................................... UNITED STATES          100
RHODIA INDIA HOLDINGS INC........................... UNITED STATES          100

Globally integrated subsidiaries                      Countries          % owned
--------------------------------                      ---------          -------
RHODIA PHARMA SOLUTIONS INC......................... UNITED STATES          100
GESMO...............................................        FRANCE          100
GIE OSIRIS..........................................        FRANCE        58.41
ICMD--IND. CHIM. MULHOUSE DORNACH...................        FRANCE          100
ORELIS..............................................        FRANCE          100
RHODIA ACETOL.......................................        FRANCE          100
RHODIA CAP..........................................        FRANCE          100
RHODIA CHIMIE.......................................        FRANCE          100
RHODIA ECO SERVICES.................................        FRANCE          100
RHODIA ECO SERVICES SULFURIQUE......................        FRANCE          100
RHODIA ELECTRONICS & CATALYSIS......................        FRANCE          100
RHODIA ENERGY.......................................        FRANCE          100
RHODIA ENGINEERING PLASTICS SA......................        FRANCE          100
RHODIA ETANCHEITE...................................        FRANCE          100
RHODIA FINANCES.....................................        FRANCE          100
RHODIA FOOD SAS.....................................        FRANCE          100
RHODIA HPCII........................................        FRANCE          100
RHODIA INTERMEDIAIRES...............................        FRANCE          100
RHODIA ORGANIQUE....................................        FRANCE          100
RHODIA P.I. BELLE ETOILE............................        FRANCE          100
RHODIA P.I. CHALAMPE................................        FRANCE          100
RHODIA PARTICIPATIONS...............................        FRANCE          100
RHODIA PERFORM.FIBRES SAS...........................        FRANCE          100
RHODIA POLYAMIDE INTERMEDIATES......................        FRANCE          100
RHODIA POLYAMIDES ENGINEERING.......................        FRANCE           65
RHODIA PPMC SAS.....................................        FRANCE          100
RHODIA RECHERCHES...................................        FRANCE          100
RHODIA SERVICES.....................................        FRANCE          100
RHODIA SILICES......................................        FRANCE          100
RHODIA SILICONES....................................        FRANCE          100
RHODIANYL SNC.......................................        FRANCE          100
RHODITECH...........................................        FRANCE          100
A&W CHEMICALS (INDIA) LTD...........................         INDIA        72.93
CEIMIC-RE LTD.......................................       IRELAND          100
RHODIA ENGINEERING PLASTICS SRL.....................         ITALY          100
RHODIA GERONAZZO ...................................         ITALY          100
RHODIA ITALIA SPA...................................         ITALY          100
RHODIA PERFORM.FIBRES SRL...........................         ITALY          100
RHODIA SILICONI ITALIA SPA..........................         ITALY          100
SRN - RECYCLAGE NYLON - ITALIE......................         ITALY          100
ANAN KASEI CO LTD...................................         JAPAN        67.01
RHODIA JAPAN........................................         JAPAN          100
RHODIA NICCA LTD....................................         JAPAN           60
RHODIA INDUSTRIAL YARNS SIA.........................        LATVIA          100
RHODIA CONS. SPEC. MALAYSIA SND BHD.................      MALAYSIA          100


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Globally integrated subsidiaries                     Countries           % owned
--------------------------------                     ---------           -------
RHODIA MALAYSIA SND BHD.............................      MALAYSIA          100
RHODIA DE MEXICO SA DE CV...........................        MEXICO          100
RHODIA ESPECIALIDADES...............................        MEXICO          100
RHODIA FOSFATADOS SA DE CV..........................        MEXICO          100
RHODIA MEXICANA SA DE C.V...........................        MEXICO          100
RHODIA SERVICIOS SA DE C.V..........................        MEXICO          100
RHODIA TGI SA DE CV.................................        MEXICO          100
MEYPRO BV...........................................   NETHERLANDS          100
RHODIA ECO SERVICES NEDERLAND BV....................   NETHERLANDS          100
RHODIA ECO SERVICES BVBA............................   NETHERLANDS          100
RHODIA ENGINEERING PLASTICS NV......................   NETHERLANDS          100
RHODIA FINANCE INTERNATIONAL BV.....................   NETHERLANDS          100
RHODIA INTERNATIONAL HOLDINGS BV....................   NETHERLANDS          100
RHODIA NEDERLAND....................................   NETHERLANDS          100
RHODIA FOOD BIOLACTA................................        POLAND        97.14
RHODIA POLYAMIDE POLSKA.............................        POLAND          100
INDAL--INDUSTRIAS DE ALFARROBA LTD..................      PORTUGAL          100
HOLMES CHAPEL TRADING LTD...........................UNITED KINGDOM          100
RHODIA CHEMICALS LTD................................UNITED KINGDOM          100
RHODIA PHARMA SOLUTIONS (ANNAN) LTD.................UNITED KINGDOM          100
RHODIA PHARMA SOLUTIONS LTD.........................UNITED KINGDOM          100
RHODIA CHIREX HOLDINGS LTD..........................UNITED KINGDOM          100
RHODIA CONSUMER SPECIALTIES LTD.....................UNITED KINGDOM          100
RHODIA ECO SERVICES LTD.............................UNITED KINGDOM          100
RHODIA ENGINEERING PLASTICS LTD.....................UNITED KINGDOM          100
RHODIA FOOD INGREDIENTS LTD.........................UNITED KINGDOM          100
RHODIA HOLDING LTD..................................UNITED KINGDOM          100
RHODIA HPCII LTD....................................UNITED KINGDOM          100
RHODIA INDUSTRIAL SPECIALTIES LTD...................UNITED KINGDOM          100
RHODIA INTERNATIONAL HOLDINGS LTD...................UNITED KINGDOM          100
RHODIA INVESTMENTS LTD..............................UNITED KINGDOM          100
RHODIA LTD..........................................UNITED KINGDOM          100


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Globally integrated subsidiaries                      Countries          % owned
--------------------------------                      ---------          -------
RHODIA ORGANIQUE FINE LTD...........................UNITED KINGDOM          100
RHODIA OVERSEAS LTD.................................UNITED KINGDOM          100
RHODIA REORGANISATION LTD...........................UNITED KINGDOM          100
RHODIA SEALANTS LTD.................................UNITED KINGDOM          100
RP TEXEL LTD........................................UNITED KINGDOM          100
RHODIA CHEMICALS OVERSEAS HOLDINGS LTD..............UNITED KINGDOM          100
SERTOW SERPUKHOV....................................        RUSSIA          100
AW ASIA PACIFIC HOLDINGS PTE........................     SINGAPORE          100
RHODIA ASIA PACIFIC PTE LTD.........................     SINGAPORE          100
RHODIA INDUSTRIAL YARNS AS..........................      SLOVAKIA          100
MEYHALL AG..........................................   SWITZERLAND          100
PARTICIPATIONS CHIMIQUES-RHODIA.....................   SWITZERLAND        99.99
RHODIA CAPITAL MARKET...............................   SWITZERLAND          100
RHODIA INDUSTRIAL YARNS AG..........................   SWITZERLAND          100
SOPARGEST-PARTICIP. ET GESTIONS "J".................   SWITZERLAND        99.98
RHODIA ENGINEERING PLASTICS T'WAN CO LTD............        TAIWAN          100
A&W THAI HOLDING....................................      THAILAND          100
RHODIA PPMC THAILAND LTD............................      THAILAND          100
RHODIA THAI INDUSTRIES..............................      THAILAND           74
ALEXIL..............................................       URUGUAY          100
FAIRWAY INVESTIMENTOS...............................       URUGUAY          100
PETPACK S/A.........................................     VENEZUELA           60
RHODIA ACETOW VENEZUELA SA..........................     VENEZUELA          100
RHODIA SILICES DE VENEZUELA C.A.....................     VENEZUELA          100


Subsidiaries accounted for on the equity method          Countries      % owned
-----------------------------------------------          ---------      -------
WARMEVERBUNDKRAFTWERK FREIBURG GMBH.................       GERMANY         47.5
EXTRACTOS NATURALES GELYMAR S.A.....................         CHILE           50
JADE FINE CHEMICALS WUXI CO LTD.....................         CHINA           60
LUOPING PHOSPHORUS CHEMICAL.........................         CHINA           50
YING LONG...........................................         CHINA           73
LIYANG RHODIA FOUNDER RARE EARTH NEW MAT............         CHINA           45
PRODUCTORA ANDINA DE ACIDOS Y DERIVADOS.............      COLOMBIA          100
AUXILIAR PAPELERA...................................         SPAIN           50
GORANTE XXI.........................................         SPAIN           50
NYCOA INC........................................... UNITED STATES           50
PRIMESTER........................................... UNITED STATES           50
BAIKOWSKI CHIMIE....................................        FRANCE           34
BUTACHIMIE..........................................        FRANCE           50
CEVCO--CENTR.ELECTR.VAPEUR PT DE CLAIX..............        FRANCE           40
COGENERATION CHALAMPE...............................        FRANCE           50
CYCLEON.............................................        FRANCE           50
GIE CHIMIE SALINDRES................................        FRANCE           50
GIE SPIRAL..........................................        FRANCE         58.2
NOVANCE.............................................        FRANCE        24.99
RHODIGAZ............................................        FRANCE           50
HINDUSTAN GUM & CHEMICALS LTD.......................         INDIA           50
RHODIA MANYAR.......................................     INDONESIA           50
RHODIA ORGANO FOOD TECH CO LTD......................         JAPAN           49
NYLSTAR NV..........................................   NETHERLANDS           50



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                                    SIGNATURE



          Pursuant to the requirements of the Securities Exchange Act of 1934, Rhodia has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.





Date: March 10, 2004                         RHODIA

                                            By:    /s/ PIERRE PROT
                                                   ----------------
                                            Name:  Pierre PROT
                                            Title: Chief Financial Officer




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